As filed with the Securities and Exchange Commission on August 15, 2016 Registration No. 333-212055

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1/A
Amendment No. 2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

THE POCKET SHOT COMPANY
(Exact name of registrant as specified in its charter)

COLORADO	2085	71-0942431
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

32950 Inverness Dr., Evergreen, CO 80439/ Phone 303-674-2622
(Address and telephone number of principal executive offices)

Jarrold R. Bachmann, Chief Executive Officer
32950 Inverness Dr., Evergreen, CO 80439/ Phone 303-674-2622
(Name, address and telephone number of agent for service)

COPIES OF ALL COMMUNICATIONS TO:

Michael A. Littman, Attorney at Law	Christen P. Lambert, Attorney at Law
P.O. Box 1839, Arvada, CO 80001 Phone: 720-530-6184	15 Kinsey Ct, Durham, NC 27705 Phone: 303-422-8127

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[___]		Accelerated filer	[___]
Non-accelerated filer (Do not check if a smaller reporting company)	[___]		Smaller reporting company	[_X_]

Deleted: July

Deleted: 1

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price[1]	Amount of Registration Fee
Common Stock by Selling Shareholders	4,634,657	$0.10	$463,465.70	$46.67

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(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(Subject to Completion)
PROSPECTUS

THE POCKET SHOT COMPANY

4,634,657 shares of common stock of selling shareholders

We are registering securities for sale on behalf of selling shareholders. Four million, six hundred thirty-four thousand, six hundred and fifty-seven (4,634,657) shares of common stock are being registered for sale on behalf of selling shareholders.

We will not receive any proceeds from sales of shares by selling shareholders.

Our selling shareholders plan to sell common shares at $0.10 publicly or privately, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time or in privately negotiated transactions at a price subject to negotiation. There is no market price for the stock, as it is not listed for public trading, and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. The price was arbitrarily set at $0.10 per share, based on speculative concept unsupported by any other comparables. We have set the initial fixed price as follows:

Title	Price Per Share
Common Stock	$0.10

Our selling security holders may sell at a fixed price of $0.10 per share until our common stock is quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. Sales by selling security holders must be made at the fixed price of $0.10 until a market develops for the stock.

Deleted: Pink

Deleted: However, s

Deleted: sales

This offering involves a high degree of risk; see “RISK FACTORS” beginning on page 10 to read about factors you should consider before buying shares of the common stock.

These securities have not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state or provincial securities commission, nor has the SEC or any state or provincial securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We intend to have an application filed on our behalf by a market maker for approval of common stock for quotation on the OTC Pink quotation system tradable separately, subject to effectiveness of the Registration Statement. It has not yet been filed, nor is there any selected broker/dealer as yet. Our common stock is presently not listed on any national securities exchange or the NASDAQ Stock Market or any other venue.

This offering will be on a delayed and continuous basis only for sales of selling shareholders shares. The selling shareholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the shares by the selling shareholders. (See “Description of Securities – Shares”).

The information in this prospectus is not complete and may be changed. Our Shareholders may not sell these securities until the date that the registration statement relating to these securities, which has been filed with the Securities and Exchange Commission, becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this Prospectus is August 15, 2016.

Deleted: July

TABLE OF CONTENTS

PART I - INFORMATION REQUIRED IN PROSPECTUS		Page No.
ITEM 1.	Front of Registration Statement and Outside Front Cover Page of Prospectus	
ITEM 2.	Prospectus Cover Page	
ITEM 3.	Prospectus Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	7
ITEM 4.	Use of Proceeds	22
ITEM 5.	Determination of Offering Price	22
ITEM 6.	Dilution	22
ITEM 7.	Selling Security Holders	23
ITEM 8.	Plan of Distribution	26
ITEM 9.	Description of Securities	27
ITEM 10.	Interest of Named Experts and Counsel	27
ITEM 11.	Information with Respect to the Registrant	28
	a. Description of Business	28
	b. Description of Property	40
	c. Legal Proceedings	40
	d. Market for Common Equity and Related Stockholder Matters	40
	e. Financial Statements	42
	f. Selected Financial Data	43
	g. Supplementary Financial Information	43
	h. Management's Discussion and Analysis of Financial Condition and Results of Operations	43
	i. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	49
	j. Quantitative and Qualitative Disclosures About Market Risk	49
	k. Directors and Executive Officers	49
	l. Executive and Directors Compensation	50
	m. Security Ownership of Certain Beneficial Owners and Management	53
	n. Certain Relationships, Related Transactions, Promoters And Control Persons	54
ITEM 11 A.	Material Changes	55
ITEM 12.	Incorporation of Certain Information by Reference	55
ITEM 12 A.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	56
PART II – INFORMATION NOT REQUIRED IN PROSPECTUS		
ITEM 13.	Other Expenses of Issuance and Distribution	57
ITEM 14.	Indemnification of Directors and Officers	57
ITEM 15.	Recent Sales of Unregistered Securities	57
ITEM 16.	Exhibits and Financial Statement Schedules	59
ITEM 17.	Undertakings	60
	Signatures	61

ITEM 3. PROSPECTUS SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES

OUR COMPANY

Our Company, The Pocket Shot Company ("Pocket Shot", the "Company", "We", "Us", or "Our"), incorporated in the State of Colorado on December 7, 2005, and organized for the purpose of engaging in any lawful business. Pocket Shot is a portable spirit company, producing and distributing hard liquor in a single-shot pouch form. The flexible pouch delivery method is unique and is patented under U.S. Patent D533,462 S. Our main corporate strategy is to expand the regional distribution of Pocket Shots and to expand the product offering, including a new item called Pocket Shot Energy ™.

Corporate History

Pocket Shot was originally organized under the laws of the State of Colorado as a Limited Liability Company. We are engaged in the design, production, and distribution of hard liquors in flexible single-serving pouches. On December 12, 2006, Pocket Shot received a United States Patent (US D533,462 S) for our proprietary design of a flexible fluid container.

The Pocket Shot Company is engaged in the design, production, and distribution of hard liquors and other beverages in flexible single-serving pouches. Pocket Shot, LLC ("the LLC"), a Colorado limited liability company, was initially formed on April 18, 2004. Under a 351 Exchange Agreement, the members chose to contribute 100% of their membership interests in the LLC to The Pocket Shot Company, a Colorado corporation in conversion for shares of common stock of the corporation in accordance with the terms and provisions of the agreement. The effective date for the exchange was January 1, 2006. On December 12, 2006, Jarrold R. Bachmann and assignee, Pocket Shot, LLC, received a United States Patent (US D533,462 S) for the proprietary design of a flexible fluid container.

Company Overview

Jarrold Bachmann, President of the Company, devised the idea for the product after seeing farm workers in South Africa celebrate payday with crude plastic sachets of alcohol. As an avid outdoorsman, Bachmann saw the opportunity to develop a product to fit his lifestyle and extend across all demographics from the older golfer to the extreme sport generation. Pocket Shot is an innovative concept that provides the consumer with "grab and go" convenient and user-friendly package for beverages, both alcoholic and non-alcoholic. Each Pocket Shot is packaged with a distinctive shape to resemble a miniature bottle complete with bottleneck for easy pouring.

Pocket Shot, through its exclusive Licensee for alcoholic beverages, Frank-Lin Distillers Products, Ltd. ("Frank-Lin"), has been producing and distributing its alcoholic beverage products since 2006.

The original Pocket Shot comes in a 50 ml single serve flexible stand-up pouch containing 80 proof varietals including:

- Kentucky Straight Bourbon Whiskey Aged Four Years
- Imported Caribbean Gold Rum
- Premium, Triple Distilled Vodka
- Brandy
- Especial Gold Tequila Imported from Mexico
- Cherry Vodka
- Honey Cinnamon Canadian Whiskey
- Defrost Peppermint Schnapps
- Spiced Rum
- Hot Cinnamon Schnapps

Pocket Shot has an exclusive licensing relationship with the alcohol manufacturer and distributor, Frank-Lin. Frank-Lin handles all aspects of the filling and distribution of Pocket Shot to each state where it is available for sale under its ATF alcohol production and packaging license. Pocket Shot product is shipped two ways and retailers can order Pocket Shot with a shipper display carton or a shelf hanger unit with a range of 60 - 120 units per case, depending on the specific product. Amcor produces the pouches for Pocket Shot, which are then provided to Packaging Arts for labeling, and finally to Frank-Lin for filling. Pocket Shot is available in several states and is also available through online retailers. Pocket Shot is paid as a royalty based on the sales proceeds by Frank-Lin of various types of alcohol.

Pocket Shot has an exclusive licensing relationship with PS Ventures, Inc. for the manufacture and distribution of Pocket Shot Energy, an energy shot enhanced with vitamins, minerals, nutrients and caffeine, using Pocket Shot's proprietary packaging. To date, Pocket Shot Energy has not been produced or sold.

Our operations to date include: (i) development of our business plan; (ii) locating and entering into agreements with suppliers for our equipment, pouches and liquor products; (iii) creating our marketing strategy; and (v) selling our products through Frank-Lin. Our first sale of Pocket Shot was in 2006 and has continued to date.

Factors that make this offering highly speculative or risky are:

- There is a limited market for any securities;
- We have little experience with the requirements of a public reporting company; and
- We are undercapitalized.

Our executive offices are located at 32950 Inverness Dr., Evergreen, CO 80439 and the telephone number is 303-674-2622. We maintain a website at www.pocketshot.com (must be 21 years or older to enter) focused solely on our products; however, such website is not incorporated into or a part of this filing.

JUMPSTART OUR BUSINESS STARTUPS ACT

We qualify as an "emerging growth company" as defined in Section 101 of the Jumpstart our Business Startups Act ("JOBS Act") as we do not have more than $1,000,000,000 in annual gross revenue and did not have such amount as of December 31, 2015, our last fiscal year.

We may lose our status as an emerging growth company on the last day of our fiscal year during which (i) our annual gross revenue exceeds $1,000,000,000 or (ii) we issue more than $1,000,000,000 in non-convertible debt in a three-year period. We will lose our status as an emerging growth company if at any time we are deemed to be a large accelerated filer. We will lose our status as an emerging growth company on the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement.

As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise applicable to generally reporting companies. These provisions include:

- A requirement to have only two years of audited financial statement and only two years of related Management Discussion and Analysis Disclosures;

- Reduced disclosure about the emerging growth company's executive compensation arrangements; and

- No non-binding advisory votes on executive compensation or golden parachute arrangements.

As an emerging growth company, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Such sections are provided below:

Section 404(b) of the Sarbanes-Oxley Act of 2002 requires a public company's auditor to attest to, and report on, management's assessment of its internal controls.

Sections 14A(a) and (b) of the Securities and Exchange Act, implemented by Section 951 of the Dodd-Frank Act, require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation.

We have already taken advantage of these reduced reporting burdens in this registration statement, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As long as we qualify as an emerging growth company, we will not be required to comply with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. We are choosing to irrevocably opt out of the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act.

Summary of Financial Information

The following tables set forth, for the periods and as of the dates indicated, our summary financial data. The statements of operations for the three months ended March 31, 2016, and the balance sheet data as of March 31, 2016 are derived from our unaudited condensed consolidated financial statements. The unaudited financial statements include, in the opinion of management, all adjustments consisting of only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. You should read the following information together with the more detailed information contained in "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year. The statements of operations for the years ended December 31, 2015 and 2014, and balance sheet data as of December 31, 2015, are derived from our audited financial statements included elsewhere in this prospectus. You should read the following information together with the more detailed information contained in "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not indicative of the results to be expected in the future.

	Three Months Ended March 31	Years Ended December 31	
	2016	2015	2014
Total Assets	$263,897	$297,081	$280,699
Current Liabilities	$3,234	$2,821	$17,795
Stockholders' Deficit	$260,663	$294,260	$262,904

	March 31, 2016 (Unaudited)	December 31, 2015 (Audited)
Revenues	$16,260	$100,550
Net Loss	$(33,597)	$(54,213)

At March 31, 2016, the accumulated deficit was $(322,406). At December 31, 2015, the accumulated deficit was $(288,809). At December 31, 2014, the accumulated deficit was $(234,596). We anticipate that we will operate in a deficit position and continue to sustain net losses for the foreseeable future.

The Offering

We are registering 4,634,657 shares for sale on behalf of selling shareholders. We will not receive any proceeds of sales.

Our common stock as registered herein, will only be transferable by Selling Shareholders immediately after the effectiveness of this Registration Statement. (See "Description of Securities")

Common shares outstanding before this offering	6,458,657
Maximum common shares being offered by our existing selling shareholders	4,634,657

We are authorized to issue 25,000,000 shares of common stock. Our current shareholders, officers and directors collectively own a total of 6,458,657 shares of stock as of June 10, 2016. These shares were issued at a price of approximately $0.0227 per share (based on a conversion to stock from membership units of Pocket Shot, LLC) for 4,400,000 shares (founders), $0.11 per share (based on a conversion to stock from membership units of Pocket Shot, LLC) for 543,657, $0.50 per share for 675,000 shares with 1 warrant per share to purchase at $1 per share (all expired), $0.50 per share for 50,000 shares, and $0.10 per share for 790,000 shares with 1 warrant per share to purchase at $0.50 per share.

There is currently no public market for our shares as it is presently not traded on any market or securities exchange.

Forward Looking Statements

This prospectus contains various forward-looking statements that are based on our beliefs as well as assumptions made by and information currently available to us. When used in this prospectus, the words "believe", "expect", "anticipate", "estimate" and similar expressions are intended to identify forward-looking statements. These statements may include statements regarding seeking business opportunities, payment of operating expenses, and the like, and are subject to certain risks, uncertainties and assumptions which could cause actual results to differ materially from projections or estimates. Factors which could cause actual results to differ materially are discussed at length under the heading "Risk Factors". Should one or more of the enumerated risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Investors should not place undue reliance on forward-looking statements, all of which speak only as of the date made.

RISK FACTORS RELATED TO OUR COMPANY

Our securities, as offered hereby, are highly speculative and should be purchased only by persons who can afford to lose their entire investment in us. Each prospective investor should carefully consider the following risk factors, as well as all other information set forth elsewhere in this prospectus, before purchasing any of the shares of our common stock.

WE ARE AN "EMERGING GROWTH COMPANY" UNDER THE JUMPSTART OUR BUSINESS STARTUPS ACT. WE CANNOT BE CERTAIN IF THE REDUCED REPORTING REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES WILL MAKE OUR SHARES OF COMMON STOCK LESS ATTRACTIVE TO INVESTORS.

We are and will remain an "emerging growth company" until the earliest to occur of (a) the last day of the fiscal year during which its total annual revenues equal or exceed $1 billion (subject to adjustment for inflation), (b) the last day of the fiscal year following the fifth anniversary of its initial public offering, (c) the date on which we, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (d) the date on which we are deemed a "large accelerated filer" (with at least $700 million in public float) under the Exchange Act.

For so long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" as described in further detail in the risk factors below. We cannot predict if investors will find its shares of common stock less attractive because we will rely on some or all of these exemptions. If potential investors find our shares of common stock less attractive as a result, there may be a less active trading market for its shares of common stock and its stock price may be more volatile.

Notwithstanding the above, we are also currently a "smaller reporting company", meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year.

If we avail ourselves of certain exemptions from various reporting requirements, the reduced disclosure may make it more difficult for investors and securities analysts to evaluate the Company and may result in less investor confidence.

OUR BUSINESS HAS A LIMITED OPERATING HISTORY OVER THE PAST 10 YEARS AND IS UNPROVEN AND THEREFORE RISKY.

We propose operations under the business plan discussed herein. Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the alcoholic beverage industry, especially in view of the intense competition from existing businesses in the industry. We are not profitable and the business effort is considered to be in a development stage. We must be regarded as a development venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

WE ARE NOT DIVERSIFIED AND WE WILL BE DEPENDENT ON ONLY ONE BUSINESS.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within the energy industry and therefore increase the risks associated with our operations due to lack of diversification.

WE CAN GIVE NO ASSURANCE OF SUCCESS OR PROFITABILITY TO OUR INVESTORS.

There is no assurance that we will ever operate profitably. There is no assurance that we will generate revenues or profits, or that the market price of our common stock will be increased thereby.

WE MAY HAVE A SHORTAGE OF WORKING CAPITAL IN THE FUTURE WHICH COULD JEOPARDIZE OUR ABILITY TO CARRY OUT OUR BUSINESS PLAN.

Our capital needs consist primarily of expenses related to marketing, increasing production and distribution of our products, general and administrative, and could exceed $100,000 in the next twelve months. Such funds are not currently committed, and at the time of this filing we do not have cash on hand to support our operations.

We have limited operating history and limited revenues and it may be unlikely that we will be able to raise additional working capital.

WE WILL NEED ADDITIONAL FINANCING FOR WHICH WE HAVE NO COMMITMENTS, AND THIS MAY JEOPARDIZE EXECUTION OF OUR BUSINESS PLAN.

We have limited funds, and such funds may not be adequate to carry out the business plan in the alcoholic beverage industry. Our ultimate success depends upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If we need additional capital, we have no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

WE MAY IN THE FUTURE ISSUE MORE SHARES WHICH COULD CAUSE A LOSS OF CONTROL BY OUR PRESENT MANAGEMENT AND CURRENT STOCKHOLDERS.

We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of our Company. The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of our Company by our current shareholders, which could present significant risks to investors.

WE MAY DEPEND UPON OUTSIDE ADVISORS, WHO MAY NOT BE AVAILABLE ON REASONABLE TERMS AND AS NEEDED.

To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. Our Board, without any input from stockholders, will make the selection of any such advisors. Furthermore, we anticipate that such persons will be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.

WE WILL DEPEND UPON MANAGEMENT BUT WE WILL HAVE LIMITED PARTICIPATION OF MANAGEMENT.

Our directors are also acting as our officers. We will be heavily dependent upon their skills, talents, and abilities, as well as several consultants to us, to implement our business plan, and may, from time to time, find that the inability of the officers, directors and consultants to devote their full-time attention to our business results in a delay in progress toward implementing our business plan. Consultants may be employed on a part-time basis under a contract to be determined.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities. Each officer and director of our business is engaged in business activities outside of our business, and the amount of time they devote as Officers and Directors, (See "Directors and Executive Officers"). Because investors will not be able to manage our business, they should critically assess all of the information concerning our officers and directors.

OUR OFFICERS AND DIRECTORS ARE NOT EMPLOYED FULL-TIME BY US WHICH COULD BE DETRIMENTAL TO THE BUSINESS.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities. Each officer and director of our business is engaged in business activities outside of our business, and the amount of time they devote as Officers and Directors to our business will be up to 20 hours per week. (See "Directors and Executive Officers")

We do not know of any reason other than outside business interests that would prevent them from devoting full-time to our Company, when the business may demand such full-time participation.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTERESTS AS TO CORPORATE OPPORTUNITIES WHICH WE MAY NOT BE ABLE OR ALLOWED TO PARTICIPATE IN.

Presently there is no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring business opportunity from any affiliate or officer or director.

WE HAVE AGREED TO INDEMNIFICATION OF OFFICERS AND DIRECTORS AS IS PROVIDED BY COLORADO STATUTES.

Colorado Statutes provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay us therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

OUR DIRECTORS' LIABILITY TO US AND SHAREHOLDERS IS LIMITED

Colorado Revised Statutes exclude personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors that otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

<center>**RISK FACTORS RELATING TO OUR BUSINESS**</center>

Any person or entity contemplating an investment in the securities offered hereby should be aware of the high risks involved and the hazards inherent therein. Specifically, the investor should consider, among others, the following risks:

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS EXPRESSED SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The audited financial statements included in the registration statement have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result if we cease to continue as a going concern. We have incurred significant losses since our inception. We have funded these losses primarily through the sale of securities.

Based on our financial history since inception, in their report on the financial statements for the period ended December 31, 2015, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. We are a development stage company that has earned limited revenue. There is no assurance that any revenue will be realized in the future.

There can be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed or at all, or, if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund operations, we may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.

IF OUR EXCLUSIVE LICENSEE/DISTRIBUTOR BREACHES OR TERMINATES OUR AGREEMENT, OR THE CONTRACT TERMINATES FOR ANY REASON, WE MAY FACE UNFORSEEN LOSSES AND BE UNABLE TO CONTINUE OPERATIONS.

We rely entirely on our contract with Frank-Lin Distillers Products, Ltd. ("Frank-Lin") for manufacturing, filling, and distribution of Pocket Shots and marketing our products through licensed alcohol distributors. Any breach or termination of the contract will negatively affect our sales and distribution, decreasing our revenues. It may be difficult, expensive, or impossible to find a replacement supplier/distributor.

<center>13</center>

COMPLIANCE WITH GOVERNMENT REGULATIONS PERTAINING TO THE LIQUOR INDUSTRY MAY RESULT IN INCREASED COSTS.

The distribution of alcohol-based beverages is subject to extensive regulation, which requires both The Pocket Shot Company and Frank-Lin to obtain and renew various permits and licenses to import, warehouse, transport, distribute and sell wine and spirits. As a condition to holding these permits and licenses, compliance with applicable Federal and State regulations is necessary. Various government regulations applicable to the alcohol-based beverage industry may be changed so as to impose more stringent requirements on Frank-Lin's operations, which may in turn increase our costs.

CONSUMPTION OF PRODUCTS WE SELL MAY DECLINE.

We rely on consumers' demand for our products. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns. Our continued success will require us to anticipate and respond effectively to shifts in consumer behavior and drinking tastes. If consumer preferences were to move away from our brands, in any of our major markets, our financial results might be adversely affected.

There have been periods in the past in which there were sequential declines in the overall per capita consumption of certain beverage alcohol product categories in the U.S. and other markets in which we participate. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

- a general decline in economic or geopolitical conditions;

- concern about the health consequences of consuming beverage alcohol products and about drinking and driving;

- a general decline in the consumption of beverage alcohol products in on-premise establishments, such as may result from smoking bans and stricter laws relating to driving while under the influence of alcohol;

- consumer dietary preferences favoring lighter, lower calorie beverages such as diet soft drinks, sports drinks and water products;

- the increased activity of anti-alcohol groups;

- increased federal, state, provincial and foreign excise or other taxes on beverage alcohol products and possible restrictions on beverage alcohol advertising and marketing;

- increased regulation placing restrictions on the purchase or consumption of beverage alcohol products or increasing prices due to the imposition of duties or excise tax;

- inflation; and

- wars, pandemics, weather and natural or man-made disasters.

In addition, our continued success depends, in part, on our ability to develop new products. The launch and ongoing success of new products are inherently uncertain especially with regard to their appeal to consumers. The launch of a new product can give rise to a variety of costs and an unsuccessful launch, among other things, can affect consumer perception of existing brands and our reputation. Unsuccessful implementation or short-lived popularity of our product innovations may result in inventory write-offs and other costs.

WE MAY BE SUBJECT TO LITIGATION DIRECTED AT THE BEVERAGE ALCOHOL INDUSTRY AND OTHER LITIGATION.

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. Any such litigation may result in damages, penalties or fines as well as reputational damage to us, and as a result, our business could be materially adversely affected.

CLIMATE CHANGE, OR LEGAL, REGULATORY OR MARKET MEASURES TO ADDRESS CLIMATE CHANGE, MAY NEGATIVELY AFFECT OUR BUSINESS OR OPERATIONS, AND WATER SCARCITY OR POOR WATER QUALITY COULD NEGATIVELY IMPACT OUR PRODUCTION COSTS AND CAPACITY.

There is a growing concern that carbon dioxide and other so-called 'greenhouse' gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or increased pricing for certain raw materials that are necessary for our products, such as sugar, cereals, agave and grapes. Water is the main ingredient in substantially all of our products and it is also a limited resource in many parts of the world. As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our operations and profitability.

AN INCREASE IN THE COST OF RAW MATERIALS OR ENERGY COULD AFFECT OUR PROFITABILITY.

The components that our producer uses for the production of our beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, plastics, flavors and other packaging materials and our beverage products. We may also be adversely affected by shortages of such materials or by increases in energy costs resulting in higher transportation, freight and other operating costs. We may not be able to increase our prices to offset these increased costs without suffering reduced volume, sales and operating profit.

VARIOUS DISEASES, PESTS AND CERTAIN WEATHER CONDITIONS.

Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of grapes, grains and other agricultural raw materials available, decreasing the supply of our products and negatively impacting profitability. We cannot guarantee that our suppliers of agricultural raw materials will succeed in preventing contamination in existing vineyards or fields. Future government restrictions regarding the use of certain materials used in growing agricultural raw materials may increase costs and/or reduce production of crops. Growing agricultural raw materials also requires adequate water supplies. A substantial reduction in water supplies could result in material losses of crops, which could lead to a shortage of our product supply.

RELIANCE ON MANUFACTURER/DISTRIBUTOR.

Local market structures and distribution channels vary worldwide. Within our primary market in the U.S., we offer (through Frank-Lin, our distributor/package distributor) a range of alcoholic beverage products across the spirits category. We sell our products through Frank-Lin to wholesalers for resale to retail outlets. We have entered into an exclusive arrangement with our Licensee/manufacturer/distributor that generates the entirety of our U.S. spirits sales. The replacement or poor performance of our major Licensee/manufacturer/distributor could result in temporary or longer-term sales disruptions or could materially and adversely affect our results of operations and financial condition for a particular period. Our inability to collect accounts receivable from our manufacturer/distributor could also materially and adversely affect our results of operations and financial condition.

Our industry is being affected by the trend toward consolidation in the wholesale and retail distribution channels, particularly in the U.S. If we are unable to adapt successfully to this changing environment, our net income, market share and volume growth could be negatively affected. In addition, wholesalers and retailers of our products offer products which compete directly with our products for retail shelf space, promotional support and consumer purchases. Accordingly, wholesalers or retailers may give higher priority to products of our competitors.

REGULATORY DECISIONS AND CHANGES IN THE LEGAL AND REGULATORY ENVIRONMENT COULD INCREASE OUR COSTS AND LIABILITIES OR LIMIT ITS BUSINESS ACTIVITIES.

Our operations and those of our contractors are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, promotion, sales, pricing, labeling, packaging, product liability, labor, pensions, antitrust, compliance and control systems, and environmental issues. Changes in laws, regulations or governmental or regulatory policies and/or practices could cause us to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies may impose new labeling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of our products.

Regulatory authorities under whose laws we operate may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions which could have an adverse effect on our sales or damage its reputation. Any changes to the regulatory environment in which we operate could cause us to incur material additional costs or liabilities, which could adversely affect our performance.

Beverage alcohol products may also be subject to national excise, import duty and other duties in most countries around the world. An increase in any such duties could have a significant adverse effect on our sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Our reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce our reported after tax income.

DAMAGE TO OUR REPUTATION.

Maintaining a good reputation is critical to selling our branded products. Product contamination or tampering or the failure to maintain our standards for product quality, safety and integrity, including with respect to raw materials, naturally occurring compounds, packaging materials or product components obtained from suppliers, may reduce demand for our products or cause production and delivery disruptions. Although our producer/distributor maintains standards for the materials and product components received from suppliers, it is possible that a supplier may not provide materials or product components which meet the required standards or may falsify documentation associated with the fulfillment of those requirements. If any of our products becomes unsafe or unfit for consumption, is misbranded or causes injury, we may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread product recall, multiple product recalls, or a significant product liability judgment could cause our products to be unavailable for a period of time, which could further reduce consumer demand and brand equity. Our reputation could be impacted negatively by public perception, adverse publicity (whether or not valid), negative comments in social media, or our responses relating to:

- a perceived failure to maintain high ethical, social and environmental standards for all of our operations and activities;

- a perceived failure to address concerns relating to the quality, safety or integrity of our products;

- our environmental impact, including use of agricultural materials, packaging, water and energy use, and waste management; or

- effects that are perceived as insufficient to promote the responsible use of alcohol.

Failure to comply with local laws and regulations, to maintain an effective system of internal controls, to provide accurate and timely financial statement information, or to protect our information systems against service interruptions, misappropriation of data or breaches of security, could also hurt our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations, as well as require additional resources to rebuild our reputation, competitive position and brand equity.

CONTAMINATION.

The success of our brands depends upon the positive image that consumers have of those brands. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could adversely affect their sales. Contaminants in raw materials, packaging materials or product components purchased from third parties and used in the production of our beer, wine or spirits products or defects in the fermentation or distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and may result in reduced sales of the affected brand or all of our brands.

DEPENDENCE UPON TRADEMARKS AND PROPRIETARY RIGHTS, FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights. We have been granted several trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark applications seeking to protect newly-developed brands and products. We cannot be sure that trademark registrations will be issued with respect to any of our trademark applications. There is also a risk that we could, by omission, fail to timely renew or protect a trademark or that our competitors will challenge, invalidate or circumvent any existing or future trademarks issued to or licensed by us.

WE HAVE SUBSTANTIAL COMPETITORS WHO HAVE AN ADVANTAGE OVER US IN RESOURCES AND MANAGEMENT.

We are and will continue to be an insignificant participant in the alcoholic beverage business. Most of our competitors have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive. Competitor's resources could overwhelm our and cause failure of our business plan.

WE BELIEVE INVESTORS SHOULD CONSIDER THE FOLLOWING NEGATIVE ASPECTS OF OUR OPERATIONS:

GOVERNMENT REGULATIONS: The liquor and spirits industry is significantly regulated by state and federal governmental agencies, and such regulation could have an adverse effect on our operations. Compliance with statutes and regulations governing the alcoholic beverage industry could significantly increase the capital expenditures necessary to develop our prospects.

NATURE OF OUR BUSINESS: Our business is highly speculative, involves the commitment of high-risk capital, and exposes us to potentially substantial losses. In addition, we will be in direct competition with other organizations which are significantly better financed and staffed than we are.

GENERAL ECONOMIC AND OTHER CONDITIONS: Our business may be adversely affected from time to time by such matters as changes in general economic, industrial and international conditions; changes in taxes; oil and gas prices and costs; excess supplies and other factors of a general nature.

LEGAL PROCEEDINGS

The Company anticipates that it (including any future subsidiaries) will from time to time become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings and we cannot assure that their ultimate disposition will not have a materially adverse effect on the Company's business, financial condition, cash flows or results of operations. The Company is not a party to any pending legal proceedings, nor is the Company aware of any civil proceeding or government authority contemplating any legal proceeding as of the date of this filing.

RISK FACTORS RELATED TO OUR STOCK

OUR PRESENT AND FUTURE SHAREHOLDERS WILL SUFFER DILUTION BY ANY NEW ISSUANCES IN THE FUTURE WHICH MAY OCCUR.

Upon the sales of shares, there may be substantial dilution to our Security holders. The sale price of our shares is substantially higher than the pro forma current net tangible book value per share of our outstanding common stock. The net tangible book value attributable to our shares as of December 31, 2015 and 2014 was $0.05 and $0.06 per share, respectively. Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the net tangible book value attributable to our common stock, which are our total tangible assets less our total liabilities.

WE MAY IN THE FUTURE ISSUE MORE SHARES WHICH COULD CAUSE A LOSS OF CONTROL BY OUR PRESENT MANAGEMENT AND CURRENT STOCKHOLDERS.

We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of our Company. The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of our Company by our current shareholders, which could present significant risks to investors.

WE WILL PAY NO FORESEEABLE DIVIDENDS IN THE FUTURE.

We have not paid dividends on our common stock and do not ever anticipate paying such dividends in the foreseeable future.

NO PUBLIC MARKET EXISTS FOR OUR COMMON STOCK AT THIS TIME, AND THERE IS NO ASSURANCE OF A FUTURE MARKET.

There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in the "Risk Factors" section may have a significant impact upon the market price of the shares offered hereby. Due to the low price of our securities, many brokerage firms may not be willing to effect transactions in our securities. Even if a purchaser finds a broker willing to effect a transaction in our shares, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of our shares as collateral for any loans.

RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE.

All of the outstanding shares of common stock held by our present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. We are registering 4,634,657 shares of our outstanding 6,458,657 shares so officers, directors and affiliates will be able to sell a portion of their shares if this Registration Statement becomes effective. Rule 144 provides in essence that a person who has held restricted securities for six months, under certain conditions, may sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

OUR STOCK WILL IN ALL LIKELIHOOD BE THINLY TRADED AND AS A RESULT YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF YOU NEED TO LIQUIDATE YOUR SHARES.

The shares of our common stock, if approved for trading, may be thinly-traded on the OTC Pink Sheets, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of any of our Securities until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price. We cannot give you any assurance that a broader or more active public trading market for our common Securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if they need money or otherwise desire to liquidate their securities of our Company.

WE HAVE WARRANTS ISSUED AND OUTSTANDING WHICH ARE CONVERTIBLE INTO OUR COMMON STOCK. A CONVERSION OF SUCH EQUITY INSTRUMENTS COULD HAVE A DILUTIVE EFFECT TO EXISTING SHAREHOLDERS.

At March 31, 2016, we have warrants issued and outstanding, exercisable into 790,000 shares of our common stock at $0.50 per share. The warrants are exercisable in whole. The exercise of the warrants into shares of our common stock could have a dilutive effect to the holdings of our existing shareholders.

OUR COMMON STOCK PRICE MAY BE VOLATILE, WHICH SUBSTANTIALLY INCREASES THE RISK THAT YOU MAY NOT BE ABLE TO SELL YOUR SECURITIES AT OR ABOVE THE PRICE THAT YOU MAY PAY FOR THE SECURITY.

Because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your securities in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our securities may suffer greater declines because of our price volatility.

The price of our common stock that will prevail in the market after this business combination may be higher or lower than the price you may pay. Certain factors, some of which are beyond our control, that may cause our share price to fluctuate significantly include, but are not limited to the following:

- Variations in our quarterly operating results;

- Loss of a key relationship or failure to complete significant transactions;

- Additions or departures of key personnel; and

- Fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, has experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies common stock. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

THE REGULATION OF PENNY STOCKS BY THE SEC AND FINRA DISCOURAGES THE TRADABILITY OF OUR SECURITIES.

We are a "penny stock" company, as our stock price is less than $5.00 per share. As a "penny stock," our stock is subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited stockholders. For purposes of the rule, the phrase "accredited stockholders" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Consequently, the rule will affect the ability of shareholders to sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of shares to sell our securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Stockholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in past years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Investors in penny stocks have limited remedies in the event of violations of penny stock rules. While the courts are always available to seek remedies for fraud against us, most, if not all, brokerages require their customers to sign mandatory arbitration agreements in conjunctions with opening trading accounts. Such arbitration may be through an independent arbiter. Stockholders may file a complaint with FINRA against the broker allegedly at fault, and FINRA may be the arbiter, under FINRA rules. Arbitration rules generally limit discovery and provide more expedient adjudication, but also provide limited remedies in damages usually only the actual economic loss in the account. Stockholders should understand that if a fraud case is filed an against a company in the courts it may be vigorously defended and may take years and great legal expenses and costs to pursue, which may not be economically feasible for small stockholders.

Absent arbitration agreements, specific legal remedies available to stockholders of penny stocks include the following: If a penny stock is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

If a penny stock is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud, for damages.

The fact that we are a penny stock company will cause most brokers to refuse to handle transactions in the stocks, and will discourage trading activity and volume, or result in wide disparities between bid and ask prices. These may cause stockholders significant illiquidity of the stock at a price at which they may wish to sell or in the opportunity to complete a sale. Stockholders will have no effective legal remedies for these illiquidity issues.

MANY OF OUR SHARES OF COMMON STOCK WILL IN THE FUTURE BE AVAILABLE FOR RESALE. ANY SALES OF OUR COMMON STOCK, IF IN SIGNIFICANT AMOUNTS, ARE LIKELY TO DEPRESS THE MARKET PRICE OF OUR SECURITIES.

Assuming all of the shares of common stock we are offering held by the selling security holders registered hereby are sold, we would have approximately 2,478,000 shares that are freely tradable owned by non-affiliates. Unrestricted sales of these shares of stock by our selling stockholders could have a huge negative impact on our share price and the market for our shares.

ANY NEW POTENTIAL INVESTORS WILL SUFFER A DISPROPORTIONATE RISK AND THERE WILL BE IMMEDIATE DILUTION OF EXISTING INVESTOR'S INVESTMENTS.

Our present shareholders have acquired their securities at a cost significantly less than that which the investors purchasing pursuant to shares will pay for their stock holdings or at which future purchasers in the market may pay. Therefore, any new potential investors will bear most of the risk of loss.

OUR BUSINESS IS HIGHLY SPECULATIVE AND THE INVESTMENT IS THEREFORE RISKY.

Due to the speculative nature of our business, it is probable that the investment in shares offered hereby will result in a total loss to the investor. Investors should be able to financially bear the loss of their entire investment. Investment should, therefore, be limited to that portion of discretionary funds not needed for normal living purposes or for reserves for disability and retirement.

WE ARE NOT A REPORTING COMPANY AT THIS TIME, BUT WILL BECOME ONE DUE TO THIS REGISTRATION.

There is no trading market for our common stock. We will be subject to the reporting requirements under the Securities and Exchange Act of 1934, Section 13a, after the effectiveness of this offering, pursuant to Section 15d of the Securities Act and we intend to be registered under Section 12(g). As a result, after we become registered under Section 12(g) shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the regulations thereunder. We intend to provide our shareholders with quarterly unaudited reports and annual reports containing financial information prepared in accordance with generally accepted accounting principles audited by independent certified public accountants prior to the time we register under the Securities Exchange Act of 1934, Section 12(g).

WE HAVE DETERMINED AN ARBITRARY OFFERING PRICE OF OUR SHARES.

Our offering price of our shares has been determined arbitrarily by us with no established criteria of value. There is no direct relationship between these prices and our assets, book value, lack of earnings, shareholder's equity, or any other recognized standard of value of our business.

ITEM 4. USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares being registered on behalf of our selling shareholders.

We may raise additional funds through a private placement of shares of our common stock. At this time there is no committed source for such funds and we cannot give any assurances of being able to raise such funds. We will require additional funds to carry out our business plan. The availability and terms of any future financing will depend on market and other conditions.

The monies we have raised thus far from selling stock to our current Shareholders is anticipated to be sufficient to pay all expenses of this registration statement, which is estimated to be $50,000.

Our lack of funds could and would severely limit our operations, and might render us unable to carry out our business plan.

ITEM 5. DETERMINATION OF OFFERING PRICE

We have no established market for our common stock. Our selling shareholders plan to sell shares at $0.10, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends.

TITLE	PER SECURITY
Common Stock	$0.10

We have arbitrarily determined our offering price for shares to be sold pursuant to this offering at $0.10. Our current shareholders, officers and directors collectively own 6,458,657 shares of restricted common stock as of April 26, 2016. These shares were issued at a price of approximately $0.0227 per share (based on a conversion to stock from membership units of Pocket Shot, LLC) for 4,400,000 shares (founders), $0.11 per share (based on a conversion to stock from membership units of Pocket Shot, LLC) for 543,657, $0.50 per share for 675,000 shares with 1 warrant per share to purchase at $1 per share (all expired), $0.50 per share for 50,000 shares, and $0.10 per share for 790,000 shares with 1 warrant per share to purchase at $0.50 per share. The additional major factors that were included in determining the initial sales price to our founders and private investors were the lack of liquidity since there was no present market for our stock and the high level of risk considering our lack of operating history.

The share price bears no relationship to any criteria of goodwill value, asset value, market price or any other measure of value and was arbitrarily determined in the judgment of our Board of Directors.

ITEM 6. DILUTION

YOU WILL EXPERIENCE DILUTION OF YOUR OWNERSHIP INTEREST BECAUSE OF THE FUTURE ISSUANCE OF ADDITIONAL SHARES OF OUR COMMON STOCK AND OUR PREFERRED STOCK.

If we raise additional capital subsequent to this Offering through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, we may also have to issue securities that may have rights, preferences and privileges senior to our Common Stock. In the event we seek to raise additional capital through the issuance of debt or its equivalents, this will result in increased interest expense.

The following table sets forth with respect to existing selling shareholders, the number of our shares of common stock purchased, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share. All percentages are computed based upon cumulative shares and consideration assuming sale of all shares in the line item as compared to maximum in each previous line.

	Shares Purchased		Total Consideration		Average
	Number	Percent (1)	Amount	Percent (2)	Price/Share
Existing Shareholders	6,458,657	100%	$576,500.00	100%	$0.09

(1) Percentage relates to total percentage of shares to held by existing selling shareholders.
(2) Percentage relates to total percentage of capital raised to date.

From Inception our shares were issued in the following amounts and at the following prices:

Number of Shares	Consideration	Price Per Share
4,400,000	Founders Conversion of LLC Units to Common Stock	$0.0227
543,657	Conversion of LLC Units to Common Stock	$0.11
530,000	$265,000	$0.50
145,000	$72,500	$0.50
50,000	Accounting Services	$0.50
790,000	$79,000	$0.10

"Net tangible book value" is the amount that results from subtracting the total liabilities and intangible assets from the total assets of an entity. Dilution occurs because we determined the offering price based on factors other than those used in computing book value of our stock. Dilution exists because the book value of shares held by existing stockholders is lower than the offering price offered to new investors.

As of December 31, 2015 and December 31, 2014, the net tangible book value of our stock was $0.05 and $0.06 per share, respectively.

ITEM 7. SELLING SECURITY HOLDERS

The selling shareholders, including officers and directors, obtained their shares of our stock in the following transactions:

Number of Shares	Consideration	Price Per Share
4,400,000	Founders Conversion of LLC Units to Common Stock	$0.0227
543,657	Conversion of LLC Units to Common Stock	$0.11
530,000	$265,000	$0.50
145,000	$72,500	$0.50
50,000	Accounting Services	$0.50
790,000	$79,000	$0.10
1,000,000*	$25,000	$0.025
910,000**	Gift	$0.0227

*Originally from the 4,400,000 shares converted from LLC Units to Common Stock; then sold to existing director Matthew Gregarek.
**Originally from the 4,400,000 shares converted from LLC Units to Common Stock; then gifted to the adult children of Jarrold Bachmann, to Peterman, LLC, to Drake University, and to acquaintances of Jarrold Bachmann.

Other than the stock transactions discussed above, we have not entered into any transaction nor are there any proposed transactions in which any founder, director, executive officer, significant shareholder of our company or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

No person who may, in the future, be considered a promoter of this offering, will receive or expects to receive assets, services or other considerations from us except those persons who are our salaried employees or directors. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the shareholders.

(a) All of the securities listed below are being registered in this Registration Statement.

Name	Common Shares Held By Each Shareholder Before Offering	Common Shares To Be Registered	% Owned Before Offering (1)	Shares Owned After Offering	% Owned After Offering
Bachmann, Jarrold R. (2)	1,240,000	248,000	19.20%	992,000	15.36%
Bachmann, Jeffrey R. (5)	150,000	150,000	2.32%	0	0
Bachmann, Joseph P. (5)	150,000	150,000	2.32%	0	0
Bachmann, Joshua W. (5)	150,000	150,000	2.32%	0	0
Brasel, Susan	125,000	125,000	1.94%	0	0
Chidester, Alfred C.	100,000	100,000	1.55%	0	0
Corbett, Billy*	25,000	25,000	0.39%	0	0
Donnelly, Michael*	25,000	25,000	0.39%	0	0
Dragul, Paul*	10,000	10,000	0.15%	0	0
Dragul, Paulette*	10,000	10,000	0.15%	0	0
Drake University	100,000	100,000	1.55%	0	0
Enright, Paul*	25,000	25,000	0.39%	0	0
Fernald, Steve*	50,000	50,000	0.77%	0	0
Garcia-Shaw, Gina*	50,000	50,000	0.77%	0	0
Glotfelty, John*	10,000	10,000	0.15%	0	0
Glotfelty, Meghan*	10,000	10,000	0.15%	0	0
Gregarek, David (6)	130,162	130,162	2.02%	0	0
Gregarek, Matthew D. (2)	1,000,000	200,000	15.48%	800,000	12.39%
Gregarek, Rebecca L. (6)	110,000	110,000	1.70%	0	0
Grey, Philip*	10,000	10,000	0.15%	0	0
Grove, Michael*	100,000	100,000	1.55%	0	0
Hopkins, Michael W.	20,000	20,000	0.31%	0	0
Hopkins, Michael W.	135,914	135,914	2.10%	0	0

IRA f/b/o Sheryl A. Huttner	135,914	135,914	2.10%	0	0
Isreal, Kyle*	10,000	10,000	0.15%	0	0
Kahler, Kristin M. (5)	150,000	150,000	2.32%	0	0
Kinard, Mark P.*	50,000	50,000	0.77%	0	0
Krull, Chad	225,000	225,000	3.48%	0	0
Kuzava, Tim*	50,000	50,000	0.77%	0	0
LaPerriere, Mary A.*	10,000	10,000	0.15%	0	0
McChesney, Shawn*	50,000	50,000	0.77%	0	0
Middelton Properties LLC*	50,000	50,000	0.77%	0	0
Owens, Mike*	15,000	15,000	0.23%	0	0
Padworski, Michael J.*	50,000	50,000	0.77%	0	0
Patel, Rajnikant*	25,000	25,000	0.39%	0	0
Peirce, J.J.	20,000	20,000	0.31%		
Peterman, LLC	50,000	50,000	0.77%	0	0
Pitts, Kevin*	50,000	50,000	0.77%	0	0
Preisser, Cheryl D.	150,000	150,000	2.32%	0	0
Price, Evan K.*	30,000	30,000	0.46%	0	0
Rinow, Michael J.*	20,000	20,000	0.31%	0	0
Rudden, Daniel B.	250,000	250,000	3.87%	0	0
Sheehan, Todd*	50,000	50,000	0.77%	0	0
Sjoerdsma, James R.	500,000	500,000	7.74%	0	0
Silverberg, Rosalyn*	25,000	25,000	0.39%	0	0
Spencer, John*	20,000	20,000	0.31%	0	0
Swenson, Barry	100,000	100,000	1.55%	0	0
The Joseph Richard Espinsa Revocable Living Trust	100,000	100,000	1.55%	0	0
VFMA, Inc.*	50,000	50,000	0.77%	0	0
Victory Fund, LLC (7)	125,000	125,000	1.94%	0	0
Village Partners, LLC	200,000	200,000	3.10%	0	0
Wonish, Jennifer L.*	4,000	4,000	0.06%	0	0
Wonish, Robert G.	102,667	102,667	1.59%	0	0
Wonish, Robert G. II*	5,000	5,000	0.08%	0	0
Yajko, Robert Douglas*	50,000	50,000	0.77%	0	0
TOTAL	**6,458,657**	**4,634,657**	**100%**	**1,792,000**	**27.75%**

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* Less than 1%

    (1) Based upon 6,458,657 shares of common stock issued and outstanding at April 25, 2016.

    (2) Officer and/or director of our Company.

    (3) The individuals have voting control for the entities noted in the list below (b).

    (4) We are registering a total of 448,000 shares in which our officers/directors are considered to have beneficial ownership.

    (5) Are the adult children of Jarrold Bachmann, an officer and director of our Company.

    (6) Are the family members of Matthew Gregarek, a director of our Company, but not dependents and he disclaims any ownership or control of such shares.

    (7) Dan Rudden, the person with voting control for Victory Fund, LLC, holds 250,000 shares individually.

Other than the material relationships, discussed above, the listed selling security holders have not had a material relationship with the registrant.

(b) The table below shows the person with voting control for the entities listed in (a) above.

NAME OF THE ENTITY	PERSON WITH VOTING CONTROL	NUMBER OF COMMON SHARES BEING REGISTERED	AFFILIATE OF COMPANY?
Drake University		100,000	No
Middelton Properties LLC	Mark Middleton	50,000	No
VFMA, Inc.	Michael Hopkins	50,000	No
Victory Fund, LLC	Dan Rudden	125,000	No
Peterman, LLC	Ray Ulibarri	50,000	No
Village Partners, LLC	George Lee	200,000	No

ITEM 8. PLAN OF DISTRIBUTION

Our selling security holders may sell some or all of their shares at a fixed price of $0.10 per share until our shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB, or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices. Prior to being quoted on the OTC Bulletin Board, shareholders may sell their shares in private transactions to other individuals. Although our common stock is not listed on a public exchange, we will be filing to obtain a quotation on the OTC Pink concurrently with the filing of this prospectus. In order to be quoted on the OTC Pink, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which supervises the OTC Markets, nor can there be any assurance that such an application for quotation will be approved. Sales by selling security holder must be made at the fixed price of $0.10 until a market develops for the stock.

Once a market has developed for our common stock, the shares may be sold or distributed from time to time by the selling stockholders, who are deemed to be underwriters, directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. There is no market for the securities at this time and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. Until a public market develops, we are registering our shares for sale at the $0.10 per share.

Our selling shareholders are deemed underwriters in this offering.

The selling shareholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Deleted: Pink

Deleted: Pink

Deleted: However, s

Deleted: sales

ITEM 9. DESCRIPTION OF SECURITIES

The securities being registered and/or offered by this Prospectus are common shares.

Common Stock

We are presently authorized to issue twenty-five million (25,000,000) shares of our common stock. A total of six million, four hundred fifty-eight thousand, six hundred and fifty-seven (6,458,657) common shares are issued and outstanding at June 10, 2016.

Common Shares

All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or director, or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. There is no quorum requirement for shareholders' meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There is no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to our Articles of Incorporation and our By-Laws as well as to the applicable statutes of the State of Colorado for a more complete description of the rights and liabilities of holders of shares. It should be noted that the board of directors without notice to the shareholders may amend the By-Laws. Our shares do not have cumulative voting rights, which mean that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not be able to elect any director.

Preferred shares

We have no authorized preferred shares.

Options & Warrants

As of June 10, 2016, we have no options and 790,000 warrants issued and outstanding, and no options and 790,000 warrants are exercisable at $0.50 per share and expire in August 2017. The warrants were offered as part of a private placement offering and were authorized by the Board of Directors in August of 2015. The warrants underlying the shares are not being registered.

Transfer Agent

The transfer agent for our securities is Mountain Share Transfer, Inc., with offices at 2389 Elmwood Circle S.E., Atlanta, Ga. 30339 and Phone (303) 460-1149.

ITEM 10. INTEREST OF NAMED EXPERTS AND COUNSEL

We have not hired or retained any experts or counsel on a contingent basis, who would receive a direct or indirect interest in us, or who is, or was, our promoter, underwriter, voting trustee, director, officer or employee.

ITEM 11. INFORMATION WITH RESPECT TO THE REGISTRANT

a. DESCRIPTION OF BUSINESS

Corporate History

Our Company, The Pocket Shot Company ("Pocket Shot", the "Company", "We", "Us", or "Our"), originally formed as Pocket Shot, LLC on April 9, 2003, was incorporated in the State of Colorado on December 7, 2005, and organized for the purpose of engaging in any lawful business. We are a portable spirit company, producing and distributing hard liquor in a single-shot pouch form. The flexible pouch delivery method is unique and is patented under U.S. Patent D533,462 S.

In 2003, our founder, Mr. Bachmann formed Pocket Shot LLC, and sought to engineer a filling machine for the flexible pouch. In 2005, Pocket Shot entered into its original filling contract with Frank-Lin and subsequently placed its filling machine at the Frank-Lin Distillery in San Jose, CA. The first production of Pocket Shots were in 2006, and the first sales occurred later that year in California. Pocket Shot sold 1,478 Cases in 2006. On January 1, 2006, we entered into a royalty agreement with Jarrold Bachmann, Founder and President of the Company, to convey Mr. Bachmann a royalty with respect to sales of the Pocket Shot Pouch. We pay a royalty of approximately $1.20 to Mr. Bachmann with respect to each case of Pocket Shot Pouches (consisting of between 60 and 120 pouches per case) sold by Pocket Shot or its licensee(s). The Pocket Shot Pouch was patented in the United States (US D533,462 S) on December 12, 2006.

In 2007, Pocket Shot was introduced in Missouri, Colorado, and Oklahoma markets. On February 28, 2008, we entered into a license agreement with Frank-Lin to manufacture and distribute Pocket Shot. From 2007-2009, Frank-Lin had a distribution agreement with Republic Distribution.

Since 2009, we have expanded our distribution, through Frank-Lin, to include the entire United States. Pocket Shot is currently carried in many states and countries, including Rhode Island, Illinois, Massachusetts, Colorado, Arizona, New York, Indiana, Wisconsin, Texas, New Mexico, Delaware, Nevada, Connecticut, Oklahoma, Nevada, Florida, South Carolina, Missouri, Wyoming, Hawaii, Georgia, Washington, Puerto Rico, Europe, Costa Rica, and Canada.

Company Overview

Our Company is engaged in the design, production, and distribution of hard liquor and other beverages in flexible single-serving pouches. On December 12, 2006, Jarrold R. Bachmann and his assignee, Pocket Shot, LLC, received a United States Patent (US D533,462 S) for the proprietary design of a flexible fluid container. On January 1, 2006, we acquired 100% of the issued and outstanding Membership Units of Pocket Shot, LLC ("the LLC") pursuant to Exchange Agreements with the Members of the LLC. We have been producing and distributing our products since 2006.

Jarrold Bachmann, our President, devised the idea for the product after seeing farm workers in South Africa celebrate payday with crude plastic sachets of alcohol. As an avid outdoorsman, Bachmann saw the opportunity to develop a product to fit his lifestyle and extend across all demographics from the older golfer to the extreme sport generation. "Pocket Shot" is an innovative concept that provides the consumer with "grab and go" convenient and user-friendly package for alcoholic beverages. Each Pocket Shot is packaged with a distinctive shape to resemble a miniature bottle complete with bottleneck for easy pouring.

We are engaged in the design, production, and distribution of hard liquor and other beverages in flexible single-serving pouches. On December 12, 2006, Pocket Shot received a United States Patent (US D533,462 S) for our proprietary design of a flexible fluid container, and has entered into a Licensing Agreement with Frank-Lin Distillers Products, Ltd., for production, filling, and distribution of hard liquor Pocket Shots, and a Licensing Agreement with PS Ventures, Inc. for Pocket Shot Energy.

The Pocket Shot pouch is constructed of three laminated layers of FDA approved plastic substrates produced in Switzerland, the outer of which can be screen printed with bold graphics for brand recognition.

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Our main corporate strategy is to expand the regional distribution of Pocket Shots and to expand the product offering, including a new item called Pocket Shot Energy ™.

Each original Pocket Shot comes in a 50 ml single serve flexible stand-up pouch containing 80 proof varietals including:

- Kentucky Straight Bourbon Whiskey Aged Four Years
- Imported Caribbean Gold Rum
- Premium, Triple Distilled Vodka
- Brandy
- Especial Gold Tequila Imported from Mexico
- Cherry Vodka
- Honey Cinnamon Canadian Whiskey
- Defrost Peppermint Schnapps
- Spiced Rum
- Hot Cinnamon Schnapps

We have an exclusive licensing relationship with the alcohol manufacturer and distributor, Frank-Lin Distillers Products, Ltd. ("Frank-Lin"). Frank-Lin handles all aspects of the filling and distribution of Pocket Shot to to each state where it is available for sale. Our product is shipped two ways and retailers can order Pocket Shot with a shipper display carton or a shelf hanger unit: 120 units per case – 10 sleeves, with 12 units per sleeve, or 60 units per case – five sleeves with 12 units per sleeve. Pocket Shot is available in several states and is also available through online retailers.

We have signed an exclusive licensing relationship for Pocket Shot Energy, a concentrated energy beverage, with PS Ventures, Inc. PS Ventures, Inc. is not yet producing Pocket Shot Energy, but will be responsible for handling all aspects of the filling and distribution of Pocket Shot Energy to each state where it is available for sale.

Intellectual Property

In addition to our patent, we have registered our trademarks in the United States, Canada, Mexico, the European Union, Australia, and Costa Rica. Below is a summary of our marks.

United States Registered Intellectual Property:
- Pocket Shot (trademark) – filed July 7, 2003, first use February 15, 2006, first use in commerce June 20, 2006, registered March 20, 2007 (alcoholic beverages, namely whiskey, bourbon, gin, vodka, brandy, scotch, tequila, rum, agave spirits and sake; liquor; cordials; wine; distilled spirits; and prepared alcoholic cocktails)

- Pocketshot (service mark) – registered May 15, 2007 (merchandise packaging and wholesale distributorships featuring wine and spirits)

- Pocket Shot Energy (trademark) – filed May 24, 2012

- United States Design Patent US D533,462 S – dated December 12, 2006, for a term of 14 years.

Canadian Registered Intellectual Property:
- Pocket Shot (trademark) – registered October 5, 2011 (Goods: Alcoholic beverages, namely whiskey, bourbon, gin, vodka, brandy, scotch, tequila, rum, agave spirits and sake; liquor; cordials; wine; distilled spirits, namely, malt beverages, namely, ale, beer, lager, stout and malt-based coolers; and prepared alcoholic cocktails; Services: Wholesale and retail services connected to alcoholic beverages; merchandise packaging and wholesale distributorships featuring wine and spirits).

Mexican Registered Intellectual Property:
- Pocket Shot (trademark) – registered July 25, 2006 (Alcoholic beverages, except beer)

- Pocketshot (service mark) – registered July 27, 2006 (publicity; business management; business administration; office functions [translated from Spanish: "publicidad; direccion de negocios; administracion de negocios; trabajos de oficina"]).

European Union Registered Intellectual Property:
- Pocket Shot (trademark) – registered July 21, 2008 (Alcoholic beverages, namely whiskey, bourbon, gin, vodka, brandy, scotch, tequila, rum, agave spirits and sake; liquor; cordials; wine; distilled spirits; and prepared alcoholic cocktails. Wholesale and retail services connected to alcoholic beverages; advertising and promotion services; merchandise packaging and wholesale distributorships featuring wine and spirits.)

Costa Rica Registered Intellectual Property:
- Pocket Shot (trademark) – registered October 27, 2015 (Alcoholic beverages, namely whiskey, bourbon, gin, vodka, brandy, scotch, tequila, rum, agave spirits and sake; liquor; cordials; wine; distilled spirits; and prepared alcoholic cocktails. Wholesale and retail services connected to alcoholic beverages; advertising and promotion services; merchandise packaging and wholesale distributorships featuring wine and spirits.)

Australia Registered Intellectual Property:
- Pocket Shot (trademark) – registered April 12, 2008 (Alcoholic beverages, namely whiskey, bourbon, gin, vodka, brandy, scotch, tequila, rum, agave spirits and sake; liquor; cordials; wine; distilled spirits; and prepared alcoholic cocktails. Wholesale and retail services connected to alcoholic beverages; advertising and promotion services; merchandise packaging and wholesale distributorships featuring wine and spirits.)

Production and Storage

We are dependent upon Frank-Lin and PS Ventures, Inc., our producers/distributors, not only for sales, but also for production and distillation. As of February 2016, PS Ventures, Inc. has not produced or sold any Pocket Shot Energy due to a lack of funding. There are several steps in the production and supply process for hard alcohols. First, liquor is distilled in a multi-stage process that converts basic ingredients, including various grains and other raw materials into alcohol. Next, the alcohol is filtered for a smooth quality with minimal harshness. Achieving a high level of purity is relatively complex and involves a series of distillations and filtration processes. After the distillation is completed, Frank-Lin then fills our pre-printed pouches, made by Amcor and printed by Packaging Arts, seals and packages the product for shipment according to our specifications. Frank-Lin then stores our product in their warehouses until they have sold the product to the state distributors.

Sales and Customers

Pocket Shot only has one customer and that is Frank-Lin. Frank-Lin sets up the distributors in various states and countries and sell the product to the distributors. After all expenses we get one royalty check per month from Frank-Lin. Our royalty income in December 31, 2015 was $100,550 compared to $203,118 for 2014. This is offset in part, however, by the significantly lower cost of sales in 2015 of $38,655 compared to $152,730 for 2014. This decrease in cost of sales is partially attributable to old inventory that was written off.. The gross margin then for 2015 was $61,895 compared to $50,388 for 2014. Although sales decreased for the year ended December 31, 2015, we believe that our efforts to expand sales globally will help to increase sales once again.

Licenses

On July 16, 2003, Pocket Shot, LLC received a Basic Permit to act as a wholesaler and importer of distilled spirits in the United States, from the Alcohol and Tobacco Tax and Trade Bureau ("TTB"), a division of the U.S. Department of the Treasury, and Frank-Lin is also licensed by the TTB to conduct the business of a rectifier and wholesaler of alcoholic beverages in the United States.

Raw Materials

Our finished liquor products are shipped from Frank-Lin, who obtains all materials needed to produce our product including liquor ingredients, packaging, and other materials. We provide preprinted Pocket Shot pouches to Frank-Lin for filling, sealing, and distribution. The pouches are produced by and purchased from Amcor. Labels and packaging are produced by and purchased from Packaging Arts. Raw materials used to make our liquor products are available from a variety of suppliers. In the event Frank-Lin is unable to obtain raw materials necessary to make liquor products, we believe that alternative sources of raw materials would be available. We have not experienced any material adverse effect on our business as a result of shortages of raw materials. An unexpected interruption or a shortage in supply of raw materials, could adversely affect our business derived from these products.

Employees and Consultants

As of the date of this registration statement, we have one consultant, who is our Founder, Chief Executive Officer, President and Director, Jarrold Bachmann. We also use the services of independent contractors for marketing and product placement on an as needed basis.

Consulting Agreements

We do not have any consulting agreements in place at this time.

Research and Development

Frank-Lin will complete any research and development of the liquors used in our products. We have not spent funds on research and development since inception.

Property

We do not currently lease or own any property at this time.

COMPETITION, MARKETS, REGULATION AND TAXATION

Competition

We believe that we compete on the basis of quality, price, ingenuity, brand recognition and distribution strength. We compete with other alcoholic beverages for consumer purchases, as well as for shelf space in retail stores. We compete with numerous local, national, multinational producers and distributors of beverage alcohol products, selling products across the United States, many of which have greater resources than us. There is no assurance we will be able to compete effectively.

Industry

Between 2001 and 2006 the growth rate of North American spirits consumption increased from 28.7%to 32.8% (Distilled Spirits Council of the United States "DISCUS" '06 Market Review). The growth rate remains high for alcoholic beverages and premium categories are out-stripping the growth of standard brands. The "super premium" category continues to lead all categories in growth with a current rate of 17.5% followed by the "high-end" brands growing at a rate of 6.5%. The balance of the industries products showed an average growth rate of less than 6%. Super premium spirits only account for 17.5% of overall spirits category that indicates that the potential for the growth in the consumption of these products is very favorable (DISCUS).

According to numbers reported by the Impact Handbook, the US beverage alcohol industry has enjoyed exceptional long-term growth and is projected to continue to grow for the foreseeable future. Distilled spirits (a grain, fruit or vegetable based drink containing ethanol and typically over 20% alcohol by volume) consumption advanced for the eleventh consecutive year at a rate of 3.7%. The growth of this category is being driven by the addition of new young consumers, the popularity of the new cocktails and flavors being offered, and a strong trend to trade up to super premium and luxury brands.

The timing of consumer preferences appear to correlate with the timing of spectator sports and outdoor activities. The MRI/Mediamark Research 2008 and DISCUS 2007 research reports show that sales of these beverages by month tend to average as follows: 12.1% in December; 8.7% in both November and July; 8.3% in each of May through October; 7.8% in April; 7.5% in March; 6.9% in February; and, 6.8% in January.

The reports also confirm that the top five (5) states for liquor consumption are California, Florida, New York, Texas and Illinois. These are also the states with the highest population levels so this information may not be relevant from a customer targeting point of view. The Southern region of the US appears to have more liquor consumption than the other regions. However, this may not be necessarily indicative of the consumption rates of premium liquors.

White spirits (vodka, tequila, rum and gin) represent 52.6% of the total distilled spirits business. While Vodka represents the lion's share of the sales, rum, gin and tequila are not far behind in their share of the market. These spirits have enjoyed robust growth at the expense of the "brown" spirits including whisky, cognac and brandy (Galeru Spirits Report 2008).

Industry experts believe that even in recessionary times, trading-up activity (where individuals switch from lower-end products to premium products) will continue to characterize market demand over the long term (Standard & Poor's Industry Report May 1, 2008).

Brand is everything when communicating with this market. The brand essence must be related through all of the Company's marketing efforts in the following terms:

- Contemporary – distinct, innovative, fresh
- Stylish – sophisticated, confident, sexy

The spirits wholesale industry has undergone significant changes in recent years. Rapid consolidation has occurred in the supplier sector, and distributors have expanded their operations to cover a larger number of states, resulting in consolidation among distributors. Although the market is still quite fragmented in several states, only two major distributors are operating, and the trend toward consolidation in the industry is continuing.

Government Regulation

As holder of federal beverage alcohol permits, we are subject to the jurisdiction of the Federal Alcohol Administration Act (27 CFR Parts 19, 26, 27, 28, 29, 31, 71 and 252), U.S. Customs Laws (USC Title 19), Internal Revenue Code of 1986 (Subtitles E and F), and the Alcoholic Beverage Control Laws of Pennsylvania.

The Alcohol and Tobacco Tax and Trade Bureau of the United States Treasury Department regulates the spirits industry with respect to production, blending, bottling, sales and advertising and transportation of alcohol products. Also, each state regulates the advertising, promotion, transportation, sale and distribution of alcohol products within its jurisdiction. We are also required to conduct business in the United States only with holders of licenses to import, warehouse, transport, distribute and sell spirits.

Since the repeal of Prohibition in 1933, Federal and State governments have regulated the sale of spirits, wine, and beer. State regulatory frameworks fall into two types: control and open (commonly referred to as licensed). In the 18 control States (Alabama, Idaho, Iowa, Maine, Maryland - (Montgomery County), Michigan, Mississippi, Montana, New Hampshire, North Carolina, Ohio, Oregon, Pennsylvania, Utah, Vermont, Virginia, Washington, West Virginia, Wyoming), the State controls the distribution and/or the retail sale of alcohol beverages. In open States the distributors and retailers are privately owned businesses. In the open "franchise" States, there are laws and regulations that restrict the brand suppliers' ability to change distributors affording distributors additional protection for their efforts.

Under the three-tier regulatory framework established by Federal and State law, brand suppliers of alcohol-based beverages are generally prohibited from selling their products directly to retail outlets or consumers, effectively requiring brand suppliers to utilize distributors. This regulatory framework effectively insulates distributors from vertical competition from brand suppliers or retail customers. Certain large chain retailers have challenged the three tier structure; in particular, States, in an attempt to gain favorable pricing directly from wineries and breweries. A successful challenge to the three-tier system has not occurred, but is a potential long term threat to the current framework.

In "Control States" the State law has historically mandated the state to act as the exclusive wholesale distributor and/or retailer of alcohol-based beverages. Brand suppliers must utilize state licensed "Brokers" to properly represent their products in the control state marketplace.

Given the three tier regulatory structure, the spirits distribution industry varies greatly from other industries such as food, drugs, non-alcohol-based beverages or similar products. As brand suppliers can compete directly with the distributors in these other industries by shipping directly to retailers, distributor margins tend to be much lower than those in the wine and spirits industry.

The advertising, marketing and sale of alcoholic beverages are subject to various restrictions in the United States. These include restrictions on the advertising style, media and messages used.

Specific warning statements related to risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the United States.

The distribution of alcohol-based beverages is also subject to extensive taxation both in the United States, at both the federal and state level, and internationally.

We are also subject to regulations which limit or preclude certain persons with criminal records from serving as our officers or directors. In addition, certain regulations prohibit parties with consumer outlet ownership from becoming officers, directors or substantial shareholders.

We believe that we are in material compliance with all applicable federal, state and other regulations. However, we operate in a highly regulated industry that may be subject to more stringent interpretations of existing regulations. Future costs of compliance with changes in regulations could be significant.

Corporate Strategy

MARKETING OBJECTIVE:
Establish our brand as the premium portable spirits at the top of the category.

ADVERTISING OBJECTIVE:
To create top of mind brand awareness and emotional relevance resulting: Pocket Shot being the preferred and requested product line of portable alcoholic beverage products in the industry

SALES & MERCHANDISING OBJECTIVES:
Our distributor will use direct selling efforts. Their efforts will be supported with our marketing, advertising, and merchandising programs. The primary task will be to increase the sales through retail channels.

Our corporate strategy in developing our operations and evaluating potential product streams is as follows.

PURSUE BRAND RECOGNITION THROUGHOUT THE UNITED STATES

The first marketing objective must be to refine our brand and secure its place in the minds of the consumers. This will be accomplished through the execution of an integrated branding, identity and graphics standards programs. The deliverables for this segment will be an enhanced brand identity, a graphic standards program, brand applications and a digital assets suite.

We plan to spend up to $100,000 on marketing Pocket Shot in 2016. We plan to raise these funds in Private Placements of Common Stock and/or convertible debt.

Pouch-style packaging is widely accepted throughout Europe and now is the best time for introduction in the American marketplace as it is beginning to gain traction on a local level. Twenty-five 50ml single serving Pocket Shot pouches take up the same shelf and storage space as a similarly sized 50ml single-serving bottle.

Our packaging concept was first introduced in 2003 by offering the basic liquors: rum, tequila, whiskey, gin, vodka, spiced rum and brandy. The initial test marketing occurred in the United States. Our products are currently approved for distribution in 18 states with approvals pending in three more states. The company is currently negotiating for distribution rights in Australia and Mexico. The current states and countries being distributed to are Rhode Island, Illinois, Massachusetts, Colorado, Arizona, New York, Indiana, Wisconsin, Texas, New Mexico, Delaware, Nevada, Connecticut, Oklahoma, Nevada, Florida, South Carolina, Missouri, Wyoming, Hawaii, Georgia, Washington, Puerto Rico, Europe, Costa Rica, and Canada.

MERCHANDISING STRATEGY

With retail shelf space at a premium, we believe it is important to "catch the eye" of the merchandising and procurement community. This plan includes a direct sales program targeting procurement, purchasing and merchandising executives at both chain and independent beverage resellers as well as captive drug, gift and sundry shops in hotels, resorts, sports complexes and gaming establishments. The direct sales efforts will be supported with creative and powerful merchandising kits including special gift boxes which support the company's brand and marketing theme. These boxes will contain gifts, product samples and literature designed to create a bond between the Company and the prospective client. To further enhance the sales process, the Company will offer a merchandising program including product sheets, coupons, point of sale materials (banners, shelf talkers, end cap displays and danglers), caps, tee shirts and store employee badges.

The Company has researched the market, the competition, and the challenges and developed its growth plans based on the following consumer benefits, distributor & retailer returns, social responsibilities, and market opportunities:

- Pocket Shot products require a smaller footprint than do bottled spirits that benefits the company, the distributors, the wholesalers and the retailers

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- Pocket Shot packaging provides a physically and environmentally safe, break-resistant, highly-portable, convenient container for use almost anywhere.
- Pocket Shot products provide an incremental source of profitable business for liquor stores, sports & entertainment venues, camping & outdoor activities and much more.
- Pocket Shot products will provide distributors with new sales channels here-to-for inaccessible.
- Pocket Shot promotes anti-youth drinking campaigns and legislation that, with the Company's aggressive marketing materials program, offers a forum for these issues, promoting abstinence and parental supervision and reinforcing that Pocket Shot is a socially responsible company.

Based on the above benefit scenarios, The Company plans to seize the following opportunities:

- Build superior brand recognition and become recognized as a category leader.
- Expand the US distribution into all states.
- Establish distribution in Canada.
- Establish and manage a knowledgeable team of account executives with industry experience.
- Create a retail-merchandising program that will build a strong market share.

MARKETING STRATEGY

Pocket Shot products are currently in the "novelty" stage of their growth cycle. While we have sales, they are minimal in comparison to the potential market. Research shows a void in the areas that these products will be targeting. The purpose of our marketing efforts is to move the product sales from their current position into the rapid growing "popularity" stage. Our strategy includes the following marketing programs: Branding; Merchandising; Direct; Display Advertising; Media; Public Relations; Publicity; Events; Investor Relations; Metrics Dashboard; and, Personal Sales. Our objective is to gain the sales momentum required to reach the "brand preference" stage of product growth as soon as possible. This is the stage where sales grow at a high but steady and stabilized pace. While competition is minimal, there are a few other companies seeking to gain a share of this high-potential market.

THE DIRECT MARKETING PROGRAM

A complete direct marketing program including direct mail, blast email and URLs will be used to introduce the products and pave the way for the sales team. We plan to employ the services of a database marketing company to leverage techniques to target prospective clients and reinforce product messages throughout the selling process. This process will commence with the modeling of our existing customer data and the analysis of the results using sophisticated analytic tools. Cross-channel marketing will be utilized in conjunction with the direct marketing including micro-blogging, social marketing and online forums. Our focus of this marketing medium will be relevance and timing, which only this medium can provide full control over and the ability to fully quantify the results.

THE MEDIA MARKETING PROGRAM

We intend to test several media options to determine which, if any, effectively drive sales and sales leads. The mediums being consider include outdoor advertising, both static and mobile, magazine ads, and radio spots Other media to be explored are direct mail post cards and premiums such as caps and tee-shirts.

THE PUBLIC RELATIONS/PUBLICITY PROGRAM

We plan to employ the services of a public relations firm to not only maintain a high corporate profile in the investment community but to keep the name and the brand at the forefront of consumers. Our PR firm will be responsible for writing and publishing press releases, coordinating event marketing and managing investor relations.

We place significant emphasis on advertising, marketing and promotional activities to establish and reinforce the image of the Pocket Shot brand, with the objective of building brand recognition.

We employ marketing, sales and customer service personnel on an as needed basis for specific events to build brand awareness. We use a range of marketing strategies and tactics to build brand equity and increase sales, including point-of-sale materials, event sponsorship, in-store and on premise promotions, public relations, and a variety of other traditional and non-traditional marketing techniques to support the sales of all of our products.

We place a significant emphasis on our design, labeling and packaging to establish and reinforce the image of our brand name. For instance, our Pocket Shots are colorful and translucent, so as to see the various types of liquor contained therein. The individual Pocket Shots and packaging are also branded and cross promoted with the specialty liquors that are used from time to time. In our current product lineup, Pocket Shot is offering two of Frank-Lin's 8 Seconds Cinnamon Whiskey and Defrost Peppermint Schnapps.

We believe that a marketing mix of event promotions, social media, print advertising in local media and internet advertising providing information and samples of our products at social events is a strategy that may help increase sales.

TARGET CUSTOMER

We plan to profile its existing customers and create a sophisticated data model to mathematically and statistically identify The Company's "ideal" customer. Further the model will be used to learn exactly how the target customer wishes to be communicated with and marketed to.

THE INTERNATIONAL MARKET

We plan to market our product internationally. Many of the current products offered by us already receive a strong reception by the international community. A report issued by the industry association, published in March 2009, indicated a strong international marketing potential for the company (DISCUS June 9, 2009). This will be a secondary but strong focus by the Company's marketing team.

ACHIEVE CONSISTENT SALES GROWTH

We aspire to achieve consistent growth over the next four years through a combination of marketing and product expansion. Our target consumers will be all adults of legal drinking age and we will specifically look to attract adults leading an active, adventurous lifestyle.

EXPERIENCED MANAGEMENT

Our senior management team has over 30 years of experience in the various consumer product industries, and has a proven track record of creating value both organically and through strategic acquisitions. Our management intends to utilize the best available and fit-for-purpose technology and experienced contractors to improve production and expand distribution.

THE OPERATIONS

We currently sub-contract all of our manufacturing, distilling, packaging and distributions. We own the primary filling and packing equipment that is operated by our sub-contractor, Frank-Lin. Our long-term plan includes the funds and staffing necessary to bring these operations in-house as soon as possible. We will begin staffing, equipping and preparing to begin in-house filling of pouches, packing and fulfillment within the next two to three years.

DESCRIPTION OF PROPERTIES/ASSETS/OIL AND GAS PROSPECTS

(a) Real Estate.   None.
(b) Title to Properties.   None.
(c) Oil and Gas Properties.   None.
(d) Patents and Trademarks. See Below.

United States Registered Intellectual Property:
- Pocket Shot (trademark) – filed July 7, 2003, first use February 15, 2006, first use in commerce June 20, 2006, registered March 20, 2007 (alcoholic beverages, namely whiskey, bourbon, gin, vodka, brandy, scotch, tequila, rum, agave spirits and sake; liquor; cordials; wine; distilled spirits; and prepared alcoholic cocktails)

- Pocketshot (service mark) – registered May 15, 2007 (merchandise packaging and wholesale distributorships featuring wine and spirits)

- Pocket Shot Energy (trademark) – filed May 24, 2012

- United States Design Patent US D533,462 S – dated December 12, 2006, for a term of 14 years.

Canadian Registered Intellectual Property:
- Pocket Shot (trademark) – registered October 5, 2011 (Goods: Alcoholic beverages, namely whiskey, bourbon, gin, vodka, brandy, scotch, tequila, rum, agave spirits and sake; liquor; cordials; wine; distilled spirits, namely, malt beverages, namely, ale, beer, lager, stout and malt-based coolers; and prepared alcoholic cocktails; Services: Wholesale and retail services connected to alcoholic beverages; merchandise packaging and wholesale distributorships featuring wine and spirits).

Mexican Registered Intellectual Property:
- Pocket Shot (trademark) – registered July 25, 2006 (Alcoholic beverages, except beer)

- Pocketshot (service mark) – registered July 27, 2006 (publicity; business management; business administration; office functions [translated from Spanish: "publicidad; direccion de negocios; administracion de negocios; trabajos de oficina"]).

European Union Registered Intellectual Property:
- Pocket Shot (trademark) – registered July 21, 2008 (Alcoholic beverages, namely whiskey, bourbon, gin, vodka, brandy, scotch, tequila, rum, agave spirits and sake; liquor; cordials; wine; distilled spirits; and prepared alcoholic cocktails. Wholesale and retail services connected to alcoholic beverages; advertising and promotion services; merchandise packaging and wholesale distributorships featuring wine and spirits.)

Costa Rica Registered Intellectual Property:
- Pocket Shot (trademark) – registered October 27, 2015 (Alcoholic beverages, namely whiskey, bourbon, gin, vodka, brandy, scotch, tequila, rum, agave spirits and sake; liquor; cordials; wine; distilled spirits; and prepared alcoholic cocktails. Wholesale and retail services connected to alcoholic beverages; advertising and promotion services; merchandise packaging and wholesale distributorships featuring wine and spirits.)

Australia Registered Intellectual Property:
- Pocket Shot (trademark) – registered April 12, 2008 (Alcoholic beverages, namely whiskey, bourbon, gin, vodka, brandy, scotch, tequila, rum, agave spirits and sake; liquor; cordials; wine; distilled spirits; and prepared alcoholic cocktails. Wholesale and retail services connected to alcoholic beverages; advertising and promotion services; merchandise packaging and wholesale distributorships featuring wine and spirits.)

Our patent is subject to a royalty paid to our President, Jarrold Bachmann. Pocket Shot pays approximately $1.20 to Mr. Bachmann with respect to each case of Pocket Shot Pouches sold by Pocket Shot or its licensee(s). The Pocket Shot Pouch was patented in the United States (US D533,462 S) on December 12, 2006. We do not believe any of these burdens will materially interfere with the Company's use of this patent.

PROPOSED LEGISLATION.

A number of legislative proposals may be or have been introduced in Congress and in the legislatures of various states, which, if enacted, would significantly affect the liquor industries. Such proposals and executive actions involve, among other things, the imposition of more liquor controls. At present, it is impossible to predict what proposals, if any, will actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals will have.

TITLE TO PROPERTIES.

None.

BACKLOG OF ORDERS.

We currently have no backlogs of orders for sales at this time.

GOVERNMENT CONTRACTS.

We have no government contracts.

COMPANY SPONSORED RESEARCH AND DEVELOPMENT.

We are not conducting any research.

NUMBER OF PERSONS EMPLOYED.

We have one consultant, our President Jarrold Bachmann, who works as CEO approximately 20 hours per week. Both directors work approximately 10 hours per week as directors.

PLAN OF OPERATIONS

We have been in operation since 2005, and our Pocket Shot has been produced and sold since 2008.

We typically update our budget on a quarterly basis to adjust for the current market conditions. Any or all of the budget categories may change. None of the line items are to be considered fixed or unchangeable. We may need substantial additional capital to support our operational plans.

As of the date of this registration statement, we do not currently have any outstanding debt. In 2006, the company accrued the cost of advertising and promotional services provided by a shareholder in the amount of $15,000. The resulting advance is due on demand and is non-interest bearing. The outstanding amount due to related parties as of December 31, 2015 and 2014 was $15,000, but the amount due was $0 as of March 31, 2016.

We did not recognize any income in the years ended December 31, 2005 – December 31, 2007. We first generated revenues in 2008 and have recently turned a profit. We have some capital (including a custom filling machine), minimal cash, and intangible assets consisting of our business plan, relationships, contacts and intellectual property. We are lacking liquidity and need cash infusions from investors or shareholders to provide capital, or loans from any sources.

We cannot give any assurances that we will be able to raise additional funds for our budget as proposed. Further, we believe we need to raise additional funds to support our proposed growth budget. We cannot make any assurances that we will be able to raise such funds or whether we would be able to raise such funds with terms that are favorable to us.

We will not receive any proceeds from sales of shares by the selling shareholders being registered as a part of this filing.

Our plan of operations is as follows:

MILESTONES

2nd Quarter 2016	Filing of Registration Statement
3rd Quarter 2016	15c211 FINRA Filing pending SEC approval of the Registration Statement
	Raise additional capital through offering of common stock to support sales growth strategy and expand sales
4th Quarter 2016	Addition of New Products, including Pocket Shot Energy, through Licensee and expand sales
1st Quarter 2017	Expansion of Sales

Our Budget for operations in the next year is as follows:

Funding documents & filings, legal and accounting expenses	$50,000
Packaging & fulfillment equipment	$125,000
Network setup, software (including CRM) and phones	$5,000
Initial advertising, public relations, promotions & creative	$25,000
Operating capital including executive wages and	$425,000

39

benefits		
- President & CEO	$36,000	
Operating capital in addition to executive wages and benefits		$10,000
TOTAL		**$640,000.00**

We will need substantial additional capital to support our proposed growth strategy and to continue operations. We have <u>no</u> committed source for any funds as of the date of this filing. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales growth, and could fail in business as a result of these uncertainties.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

b. DESCRIPTION OF PROPERTY

DESCRIPTION OF PROPERTIES/ASSETS

(a)	Real Estate.	None.
(b)	Title to properties.	None.
(c)	Patents.	D533,462 S

On December 12, 2006, Jarrold R. Bachmann and his assignee, Pocket Shot, LLC, received a United States Patent (US D533,462 S) for the proprietary design of a flexible fluid container. Our patent is subject to a royalty paid to our President, Jarrold Bachmann. Pocket Shot pays approximately $1.20 to Mr. Bachmann with respect to each case of Pocket Shot Pouches (consisting of between 60 and 120 pouches per case) sold by Pocket Shot or its licensee(s). The Pocket Shot Pouch was patented in the United States (US D533,462 S) on December 12, 2006. We do not believe any of these burdens will materially interfere with the Company's use of this patent.

c. LEGAL PROCEEDINGS

We have no past, pending or threatened litigation that may have a material effect upon our business, financial condition, or operations. In addition, there are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial stockholder is an adverse party or has a material interest adverse to our interest.

d. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

<u>Market Information</u>

Currently there is no public trading market for our stock, and we have not applied to have the common stock quoted for trading in any venue. We intend to apply to have the common stock quoted on the OTC Pink immediately after this registration statement becomes effective. No trading symbol has yet been assigned.

<u>Rules Governing Low-price Stocks That May Affect Our Shareholders' Ability to Resell Shares of Our Common Stock</u>

Our stock currently is not traded on any stock exchange or quoted on any stock quotation system. After filing of this registration statement, we intend to solicit a broker to apply for quotation of common stock on the FINRA's OTC Pink Sheets.

Quotations on the OTC Pink Sheets reflect inter-dealer prices, without retail mark-up, markdown or commission and may not reflect actual transactions. Our common stock will be subject to certain rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are securities with a price of less than $5.00, other than securities registered on certain national exchanges or quoted on the NASDAQ system, provided that the exchange or system provides current price and volume information with respect to transaction in such securities. The additional sales practice and disclosure requirements imposed upon broker-dealers are and may discourage broker-dealers from effecting transactions in our shares which could severely limit the market liquidity of the shares and impede the sale of shares in the secondary market.

The penny stock rules require broker-dealers, prior to a transaction in a penny stock not otherwise exempt from the rules, to make a special suitability determination for the purchaser to receive the purchaser's written consent to the transaction prior to sale, to deliver standardized risk disclosure documents prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Holders

As of the filing of this prospectus, we have 35 shareholders of record of our common stock. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144, a person who has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least 6 months, is entitled to sell shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, our selling shareholders hold 6,458,657 Shares, all of which may be sold pursuant to this Registration Statement.

Dividends

As of the filing of this prospectus, we have not paid any dividends to shareholders. There are no restrictions which would limit our ability to pay dividends on common equity or that are likely to do so in the future. The Colorado Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend; we would not be able to pay our debts as they become due in the usual course of business; or our total assets would be less than the sum of the total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

e. FINANCIAL STATEMENTS

The following is a complete list of the financial statements filed as a part of this Report.

Report of Independent Registered Public Accounting Firm   F-1

Balance Sheets for the years ended December 31, 2015 and 2014   F-2

Statement of Operations for the years ended December 31, 2015 and 2014   F-3

Statement of Changes in Stockholders' Deficit for the years ended December 31, 2015 and 2014   F-4

Statements of Cash Flows for the years ended December 31, 2015 and 2014   F-5

Notes to the Financial Statements for the years ended December 31, 2015 and 2014   F-6

Condensed Balance Sheets - March 31, 2016 (unaudited) and December 31, 2015   F-11

Condensed Statements of Operations for the three months ended March 31, 2016 and 2015 (Unaudited)   F-12

Condensed Statements of Stockholders' Deficit for the three months ended March 31, 2016 (Unaudited)   F-13

Condensed Statements of Cash Flows for the three months ended March 31, 2016 and 2015 (Unaudited)   F-14

Notes to Condensed Financial Statements for the three months ended March 31, 2016 (Unaudited)   F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The Pocket Shot Company:

We have audited the accompanying balance sheets of The Pocket Shot Company ("the Company") as of December 31, 2015 and 2014 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of The Pocket Shot Company, as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ B F Borgers CPA PC

B F Borgers CPA PC
Lakewood, CO
June 13, 2016

THE POCKET SHOT COMPANY
Balance Sheets

		December 31,		
		2015		2014

ASSETS

Current assets
Cash	$	156,412	$	37,601
Accounts receivable		19,444		92,166
Inventory		79,154		92,820
Total current assets		255,010		222,587

Fixed assets
Machinery & equipment		241,996		241,996
Accumulated depreciation		(199,925)		(183,884)
		42,071		58,112
	$	297,081	$	280,699

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$	1,958	$	1,958
Royalty payable		863		837
Due to related parties		-		15,000
Total current liabilities		2,821		17,795

Stockholders' equity
Common stock, no par value, 5,668,657 and 6,458,657 shares issued and outstanding at December 31, 2014 and 2015, respectively		-		-
Additional paid-in capital		583,069		497,500
Retained deficit		(288,809)		(234,596)
		294,260		262,904
	$	297,081	$	280,699

See accompanying notes to financial statements

THE POCKET SHOT COMPANY
Income Statements
For The Year Ended December 31, 2015 and 2014

	2015	2014
Royalty income	$ 100,550	$ 203,118
Costs of sales	38,655	152,730
Gross margin	61,895	50,388
Operating expenses		
Advertising and promotion	2,420	11,692
General and administrative expenses	64,472	54,191
Sales incentives	9,575	4,900
Travel and entertainment	23,600	32,343
Depreciation expense	16,041	16,040
Total costs and expenses	116,108	119,166
Net income (loss)	$ (54,213)	$ (68,778)
Net loss per share applicable to common stockholders - basic and diluted	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding - basic and diluted	5,955,657	5,668,657

See accompanying notes to financial statements

The Pocket Shot Company
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED December 31, 2014 and 2015

| | Common Stock | | Additional | Stockholders' | Total Stockholders' |
	Shares	Amount	Paid-In Capital	Deficit	Deficit
Balance, December 31, 2013	**5,668,657**	**-**	**$ 497,500**	**$ (165,818)**	**$ 331,682**
Shares issued for cash	-	-			-
Net loss for year ended December 31, 2014				(68,778)	(68,778)
Balance, December 31, 2014	**5,668,657**	**-**	**$ 497,500**	**$ (234,596)**	**$ 262,904**
Shares issued for cash	790,000	-	79,000		79,000
Net loss for year ended December 31, 2015				(54,213)	(54,213)
Balance, December 31, 2015	**6,458,657**	**-**	**$ 583,069**	**$ (288,809)**	**$ 294,260**

See accompanying notes to financial statements

See accompanying notes to financial statements

THE POCKET SHOT COMPANY
Statements of Cash Flows
For The Year Ended December 31, 2015 and 2014

	2015		2014
Cash flows provided by operating activities:			
Net income (loss)	$ (54,213)	$	(68,778)
Adjustment to reconcile net loss from operations:			
Warrant expense	6,569		
Changes in Operating Assets and Liabilities			
Accounts Receivable	72,722		(31,381)
Inventory	13,666		19,421
Royalty payable	26		(4,253)
Depreciation	16,041		16,040
Due to related parties	(15,000)		
Net cash provided (used) by operating activities	$ 39,811	$	(68,951)
Cash flows from investing activities:			
Purchases of property and equipment	-		-
Net cash used by investing activities	-		-
Cash flows from financing activities			
Issuance of Capital Stock for cash	79,000		-
Net cash provided by financing activities	-		-
Net increase (decrease) in cash	$ 118,811	$	(68,951)
Cash, beginning of period	37,601		106,552
Cash end of period	$ 156,412	$	37,601

See accompanying notes to financial statements

The Pocket Shot Company
Notes to Financial Statements
December 31, 2014 and December 31, 2015

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The Pocket Shot Company, formerly Pocket Shot, LLC, a Colorado limited liability company, was initially formed on April 18, 2004. Under a 351 Exchange Agreement, the members chose to contribute all of their membership interests in the LLC to The Pocket Shot Company, a Colorado corporation in exchange for shares of common stock of the corporation in accordance with the terms and provisions of the agreement. The effective date for the exchange was January 1, 2006. The Company has developed a plastic pouch for the packaging of alcohol under the trademarks Pocketshot and Pocket Shot. They collect royalty income from licensing the right to use the patent and the trademarks in connection with manufacturing, filling and packaging the pouches with alcohol and the distribution, sale and advertising of the products under the brand name.

The Company's accounting year end is December 31.

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

Management's Representation of Interim Financial Statements

The accompanying unaudited financial statements have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments, which in the opinion of management are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. Interim results are not necessarily indicative of results for a full year. These financial statements should be read in conjunction with the audited financial statements at December 31, 2014 and December 31, 2015 as presented in the Company's Registration statement on Form S-1 filed with the Securities and Exchange Commission.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include estimated useful lives and potential impairment of property and equipment, estimate of fair value of share based payments and derivative instruments and recorded debt discount, valuation of deferred tax assets and valuation of in-kind contribution of services and interest.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2014 and December 31, 2015, the Company cash equivalents totaled $37,601 and $156,412 respectively.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company may be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. During the twelve months ended December 31, 2015 the Company received an aggregate of $79,000 from the sale of shares in private offerings of its common stock. There is no assurance that these shares of shares for cash will continue in the future

Accounts Receivable

We record accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and is charged to other income (expense) in the combined statements of operations. We calculate this allowance based on our history of write-offs, the level of past-due accounts based on the contractual terms of the receivables, and our relationships with, and the economic status of, our customers. As of December 31, 2014 and December 31, 2015, an allowance for estimated, uncollectible accounts was determined to be unnecessary.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment	3 years
Furniture and Equipment	5 years

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, "Earnings per Share". Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

	For the Year Ended December 31, 2015			For the Year Ended December 31, 2014		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income	$ (54,213)			$ (68,778)		
Less: Preferred stock dividends						
Basic EPS						
Income available to common stockholders	$ (54,213)	5,955,657	$ (0.01)	$ (68,778)	5,668,657	$ (0.01)
Effect of Dilutive Securities						
Warrants						
Diluted EPS						
Income available to common stockholders + assumed conversions	$ (54,213)	5,955,657	$ (0.01)	$ (68,778)	5,668,657	$ (0.01)

Warrants to purchase 790,000 shares of common stock at $.50 per share were outstanding at the year end of 2015, but were not included in the computation of diluted EPS because the warrants' exercise price was equal to the average market price of the common shares. The warrants, which expire in August 2017, were still outstanding at the end of year 2015.

Revenue Recognition

We recognize revenue when the four revenue recognition criteria are met, as follows:

- *Persuasive evidence of an arrangement exists* – our customary practice is to obtain written evidence, typically in the form of a sales contract or purchase order;

- *Delivery* – when custody is transferred to our customers either upon shipment to or receipt at our customers' locations, with no right of return or further obligations, such as installation;

- *The price is fixed or determinable* – prices are typically fixed at the time the order is placed and no price protections or variables are offered; and

- *Collectability is reasonably assured* – we typically work with businesses with which we have a long standing relationship, as well as monitoring and evaluating customers' ability to pay.

Refunds and returns, which are minimal, are recorded as a reduction of revenue. Payments received by customers prior to our satisfying the above criteria are recorded as unearned income in the combined balance sheets.

Fair Value of Financial Instruments

The Company applies the accounting guidance under Financial Accounting Standards Board ("FASB") ASC 820-10, "Fair Value Measurements", as well as certain related FASB staff positions. This guidance defines fair value as the price that would be received from m selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact business and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The guidance also establishes a fair value hierarchy for measurements of fair value as follows:

- Level 1 - quoted market prices in active markets for identical assets or liabilities.

- Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company's financial instruments approximates their fair value as of December 31, 2014 and December 31, 2015, due to the short-term nature of these instruments.

Recent Accounting Pronouncements

In June 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation". The update removes all incremental financial reporting requirements from GAAP for development stage entities, including the removal of Topic 915 from the FASB Accounting Standards Codification. In addition, the update adds an example disclosure in Risks and Uncertainties (Topic 275) to illustrate one way that an entity that has not begun planned principal operations could provide information about the risks and uncertainties related to the company's current activities. Furthermore, the update removes an exception provided to development stage entities in Consolidations (Topic 810) for determining whether an entity is a variable interest entity-which may change the consolidation analysis, consolidation decision, and disclosure requirements for a company that has an interest in a company in the development stage. The update is effective for the annual reporting periods beginning after December 15, 2014, including interim periods therein. Early application with the first annual reporting period or interim period for which the entity's financial statements have not yet been issued (Public business entities) or made available for issuance (other entities). The Company adopted this pronouncement for the years ended December 31, 2014 and December 31, 2015.

In June 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-12, "Compensation – Stock Compensation (Topic 718); Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period". The amendments in this ASU apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. For all entities, the amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this ASU either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this Update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This updated guidance is not expected to have a material impact on our results of operations, cash flows or financial condition. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In August 2014, the FASB issued Accounting Standards Update "ASU" 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

All other newly issued accounting pronouncements but not yet effective have been deemed either immaterial or not applicable.

NOTE 3 – RELATED PARTY TRANSACTION

Consulting services are provided by shareholders. For the years ended December 31, 2014 and December 31, 2015, fees for these services amounted to $47,600 and $27,300 respectively.

The board of directors has approved and granted Jarrold R. Bachmann an officer and shareholder, a $1.20 per case royalty on sales of Pocket Shot effective January 1, 2006. Royalty expense for the years ended December 31, 2014 and December 31, 2015 were $5,651 and $2,957 respectively.

NOTE 4 – STOCKHOLDERS' DEFICIT

The company has authorized and issued 5,668,657 common shares with a par value of $0.00 as of December 31, 2014 and 6,458,657 common shares with a par value of $0.00 as of December 31, 2015.

Under a 351 Exchange Agreement effective January 1, 2006, the former members of Pocket Shot, LLC agreed to contribute all of their membership interests in the LLC to The Pocket Shot Company, a Colorado corporation, in exchange for 4,943,657 shares of common stock, no par value per share, of the corporation in accordance with the terms and provisions of the agreement. Upon approval of the board of directors, the corporation has subsequently issued 675,000 shares of common stock at $0.50 per share and warrants to purchase 675,000 shares of common stock for $1 per share. The warrants have expired unexercised.

On June, 22, 2009, the board of directors approved the issuance of 50,000 shares of common stock to Michael Grove in consideration of past services as the Corporation's consulting accountant.

In September, 2015, the company issued 790,000 common shares with a par value of $0.00 in exchange for $79,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has developed a plastic pouch for the packaging of alcohol under the marks Pocketshot and Pocket Shot. The Company (the Licensor) entered into an initial agreement dated August 10, 2005 with Frank-Lin Distillers, Ltd (the Licensee) to fill and package the Company's product. The initial term of the agreement was for five years. The agreement automatically renews for succeeding terms of two years each unless either party has given a written notice of its election to terminate the agreement at least one hundred, eighty calendar days prior to the end of any initial or extended term.

NOTE 6 – ROYALTY INCOME

Under the terms of an existing License agreement, the company receives Royalty income in exchange for the license to manufacture, fill and distribute the Company's product, a plastic pouch for the packaging of alcohol. The Licensee is required to pay the Licensor a royalty per case as provided in the agreement. All royalties due to the Licensor shall accrue upon the sale of the products, regardless of the time of collection by the Licensee.

NOTE 7 – CONCENTRATION OF SALES AND SEGMENTED DISCLOSURE

For the years ended December 31, 2014 and December 31, 2015, the company's revenue was generated in the form of royalty income from a single license agreement. The company has operated in a single business segment, licensing their product to customers in the United States.

NOTE 8 – WARRANTS

In August 2015, the Company offered 790,000 shares of common stock at $0.10 per share, which included 790,000 warrants (1-for-1) exercisable at $0.50 per share of common stock, expiring in August 2017, carrying a term of 2 years. A summary of warrant activity is as follows:

	December 31, 2014		December 31, 2015	
	Shares	Exercise Price	Shares	Exercise Price
Outstanding, beginning of period	5,668,657	N/A	5,668,657	N/A
Warrants Issued	0	N/A	790,000	$0.50
Warrants Exercised	0	N/A	0	N/A
Warrants Expired	0	N/A	0	N/A
Outstanding, end of period	N/A	N/A	6,458,657	N/A

If all the warrants are exercised, there would be 7,248,657 shares issued and outstanding, of which 4,634,657 will be registered in this offering. The shares underlying the warrants are not being registered.

The fair value of the Warrants, $6,569, has been determined using the Black Scholes model with the following assumptions: stock price of $0.10 based on current sales of stock for cash, an exercise price of $.50 based on the agreement, term of 2 years, volatility of 81% based on comparable public companies, annual rate of quarterly dividends of 0.0% and a discount rate of 0.75 which resulted in a call option value of $0.01 per warrant.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing date of these financial statements and has disclosed that there are no such events that are material to the financial statements to be disclosed.

THE POCKET SHOT COMPANY
Balance Sheets

	March 31, 2016		December 31, 2015	
	(Unaudited)			
ASSETS				
Current assets				
Cash	$	130,315	$	156,412
Accounts receivable		16,903		19,444
Inventory		78,618		79,154
Total current assets		225,836		255,010
Fixed assets				
Machinery & equipment		241,996		241,996
Accumulated depreciation		(203,935)		(199,925)
		38,061		42,071
	$	263,897	$	297,081
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	1,958	$	1,958
Royalty payable		1,276		863
Total current liabilities		3,234		2,821
Stockholders' equity				
Common stock, no par value, 6,458,657 shares issued and outstanding at March 31, 2016 and December 31, 2015		-		-
Additional paid-in capital		583,069		583,069
Retained deficit		(322,406)		(288,809)
		260,663		294,260
	$	263,897	$	297,081

See accompanying notes to financial statements

THE POCKET SHOT COMPANY
Income Statements (Unaudited)
For The Three Months Ended March 31, 2016 and 2015

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015
Royalty income	$ 16,260	$ 17,769
Costs of sales	6,107	4,205
Gross margin	10,153	13,564
Operating expenses		
Advertising and promotion	-	1,001
General and administrative expenses	31,956	2,097
Sales incentives	832	1,541
Travel and entertainment	6,952	3,394
Depreciation expense	4,010	4,010
Total costs and expenses	43,750	12,043
Net income (loss)	$ (33,597)	$ 1,521
Net loss per share applicable to common stockholders - basic and diluted	$ (0.01)	$ 0.00
Weighted average number of shares outstanding - basic and diluted	6,458,657	5,668,657

See accompanying notes to financial statements

F-12

The Pocket Shot Company
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED December 31, 2014 and 2015

| | Common Stock | | Additional | Stockholders' | Total Stockholders' |
	Shares	Amount	Paid-In Capital	Deficit	Deficit
Balance, December 31, 2013	**5,668,657**	**-**	**$ 497,500**	**$ (165,818)**	**$ 331,682**
Net loss for year ended December 31, 2014				(68,778)	(68,778)
Balance, December 31, 2014	**5,668,657**	**-**	**$ 497,500**	**$ (234,596)**	**$ 262,904**
Shares issued for cash	790,000	-	79,000		79,000
Net loss for year ended December 31, 2015				(54,213)	(54,213)
Balance, December 31, 2015	**6,458,657**	**-**	**$ 583,069**	**$ (288,809)**	**$ 294,260**
Net loss for 3 month period ended March 31, 2016				(33,597)	(33,597)
Balance, March 31, 2016	**6,458,657**	**-**	**$ 583,069**	**$ (322,406)**	**$ 260,663**

See accompanying notes to financial statements

THE POCKET SHOT COMPANY
Statements of Cash Flows (Unaudited)
For The Three Months Ended March 31, 2016 and 2015

	Three Months Ended March 31,	
	2016	2015
Cash flows provided by operating activities:		
Net income (loss)	$ (33,597)	$ 1,521
Adjustment to reconcile net loss from operations:		
Warrant expense	-	-
Changes in Operating Assets and Liabilities		
Accounts Receivable	2,541	73,766
Inventory	536	(5,856)
Royalty payable	413	499
Depreciation	4,010	4,011
Net cash provided (used) by operating activities	$ (26,097)	$ 73,941
Cash flows from investing activities:		
Purchases of property and equipment	-	-
Net cash used by investing activities	-	-
Cash flows from financing activities		
Issuance of Capital Stock for cash	-	-
Net cash provided by financing activities	-	-
Net increase (decrease) in cash	$ (26,097)	$ 73,941
Cash, beginning of period	156,412	37,601
Cash end of period	$ 130,315	$ 111,542

See accompanying notes to financial statements

The Pocket Shot Company
Notes to Financial Statements
March 31, 2016 (unaudited) and 2015

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The Pocket Shot Company, formerly Pocket Shot, LLC, a Colorado limited liability company, was initially formed on April 18, 2004. Under a 351 Exchange Agreement, the members chose to contribute all of their membership interests in the LLC to The Pocket Shot Company, a Colorado corporation in exchange for shares of common stock of the corporation in accordance with the terms and provisions of the agreement. The effective date for the exchange was January 1, 2006. The Company has developed a plastic pouch for the packaging of alcohol under the trademarks Pocketshot and Pocket Shot. They collect royalty income from licensing the right to use the patent and the trademarks in connection with manufacturing, filling and packaging the pouches with alcohol and the distribution, sale and advertising of the products under the brand name.

The Company's accounting year end is December 31.

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

Management's Representation of Interim Financial Statements

The accompanying unaudited financial statements have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments, which in the opinion of management are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. Interim results are not necessarily indicative of results for a full year. These financial statements should be read in conjunction with the audited financial statements at December 31, 2015 as presented in the Company's Registration statement on Form S-1filed with the Securities and Exchange Commission.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include estimated useful lives and potential impairment of property and equipment, estimate of fair value of share based payments and derivative instruments and recorded debt discount, valuation of deferred tax assets and valuation of in-kind contribution of services and interest.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At March 31, 2016 and December 31, 2015, the Company cash equivalents totaled $130,315 and $156,412 respectively.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company may be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. During the twelve months ended December 31, 2015 the Company received an aggregate of $79,000 from the sale of shares in private offerings of its common stock. There is no assurance that these shares of shares for cash will continue in the future

Accounts Receivable

We record accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and is charged to other income (expense) in the combined statements of operations. We calculate this allowance based on our history of write-offs, the level of past-due accounts based on the contractual terms of the receivables, and our relationships with, and the economic status of, our customers. As of March 31, 2016 and December 31, 2015, an allowance for estimated, uncollectible accounts was determined to be unnecessary.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

| Computer equipment | 3 years |
| Furniture and Equipment | 5 years |

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, "Earnings per Share". Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

	For the Three Months Ended March 31, 2016			For the Three Months Ended March 31, 2015		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Income	$ (33,597)			$ 1,521		
Less: Preferred stock dividends						
Basic EPS						
Income available to common stockholders	$ (33,597)	6,458,657	$ (0.01)	$ 1,521	5,668,657	$ 0.00
Effect of Dilutive Securities						
Warrants						
Diluted EPS						
Income available to common stockholders + assumed conversions	$ (33,597)	6,458,657	$ (0.01)	$ 1,521	5,668,657	$ 0.00

Warrants to purchase 790,000 shares of common stock at $.50 per share were outstanding at the three months ended March 31, 2016, but were not included in the computation of diluted EPS because the warrants' exercise price was equal to the average market price of the common shares. The warrants, which expire in August 2017, were still outstanding at the end of the period.

Revenue Recognition

We recognize revenue when the four revenue recognition criteria are met, as follows:

- *Persuasive evidence of an arrangement exists* – our customary practice is to obtain written evidence, typically in the form of a sales contract or purchase order;

- *Delivery* – when custody is transferred to our customers either upon shipment to or receipt at our customers' locations, with no right of return or further obligations, such as installation;

- *The price is fixed or determinable* – prices are typically fixed at the time the order is placed and no price protections or variables are offered; and

- *Collectability is reasonably assured* – we typically work with businesses with which we have a long standing relationship, as well as monitoring and evaluating customers' ability to pay.

Refunds and returns, which are minimal, are recorded as a reduction of revenue. Payments received by customers prior to our satisfying the above criteria are recorded as unearned income in the combined balance sheets.

Fair Value of Financial Instruments

The Company applies the accounting guidance under Financial Accounting Standards Board ("FASB") ASC 820-10, "Fair Value Measurements", as well as certain related FASB staff positions. This guidance defines fair value as the price that would be received from m selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact business and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The guidance also establishes a fair value hierarchy for measurements of fair value as follows:

- Level 1 - quoted market prices in active markets for identical assets or liabilities.

- Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company's financial instruments approximates their fair value as of March 31, 2016 and December 31, 2015, due to the short-term nature of these instruments.

Recent Accounting Pronouncements

In June 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation". The update removes all incremental financial reporting requirements from GAAP for development stage entities, including the removal of Topic 915 from the FASB Accounting Standards Codification. In addition, the update adds an example disclosure in Risks and Uncertainties (Topic 275) to illustrate one way that an entity that has not begun planned principal operations could provide information about the risks and uncertainties related to the company's current activities. Furthermore, the update removes an exception provided to development stage entities in Consolidations (Topic 810) for determining whether an entity is a variable interest entity-which may change the consolidation analysis, consolidation decision, and disclosure requirements for a company that has an interest in a company in the development stage. The update is effective for the annual reporting periods beginning after December 15, 2014, including interim periods therein. Early application with the first annual reporting period or interim period for which the entity's financial statements have not yet been issued (Public business entities) or made available for issuance (other entities). The Company adopted this pronouncement for the three months ended March 31, 2016 and the year ended December 31, 2015.

In June 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-12, "Compensation – Stock Compensation (Topic 718); Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period". The amendments in this ASU apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. For all entities, the amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this ASU either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this Update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This updated guidance is not expected to have a material impact on our results of operations, cash flows or financial condition. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In August 2014, the FASB issued Accounting Standards Update "ASU" 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

All other newly issued accounting pronouncements but not yet effective have been deemed either immaterial or not applicable.

NOTE 3 – RELATED PARTY TRANSACTION

Consulting services are provided by shareholders. For the three months ended March 31, 2016 and the year ended December 31, 2015, fees for these services amounted to $6,000 and $27,300 respectively.

The board of directors has approved and granted Jarrold R. Bachmann an officer and shareholder, a $1.20 per case royalty on sales of Pocket Shot effective January 1, 2006. Royalty expense for the three months ended March 31, 2016 and the year ended December 31, 2015 were $413 and $2,957 respectively.

NOTE 4 – STOCKHOLDERS' DEFICIT

The company has authorized and issued 5,668,657 common shares with a par value of $0.00 as of December 31, 2014 and 6,458,657 common shares with a par value of $0.00 as of March 31, 2016 and December 31, 2015.

Under a 351 Exchange Agreement effective January 1, 2006, the former members of Pocket Shot, LLC agreed to contribute all of their membership interests in the LLC to The Pocket Shot Company, a Colorado corporation, in exchange for 4,943,657 shares of common stock, no par value per share, of the corporation in accordance with the terms and provisions of the agreement. Upon approval of the board of directors, the corporation has subsequently issued 675,000 shares of common stock at $0.50 per share and warrants to purchase 675,000 shares of common stock for $1 per share. The warrants have expired unexercised.

On June, 22, 2009, the board of directors approved the issuance of 50,000 shares of common stock to Michael Grove in consideration of past services as the Corporation's consulting accountant.

In September, 2015, the company issued 790,000 common shares with a par value of $0.00 in exchange for $79,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has developed a plastic pouch for the packaging of alcohol under the marks Pocketshot and Pocket Shot. The Company (the Licensor) entered into an initial agreement dated August 10, 2005 with Frank-Lin Distillers, Ltd (the Licensee) to fill and package the Company's product. The initial term of the agreement was for five years. The agreement automatically renews for succeeding terms of two years each unless either party has given a written notice of its election to terminate the agreement at least one hundred, eighty calendar days prior to the end of any initial or extended term.

NOTE 6 – ROYALTY INCOME

Under the terms of an existing License agreement, the company receives Royalty income in exchange for the license to manufacture, fill and distribute the Company's product, a plastic pouch for the packaging of alcohol. The Licensee is required to pay the Licensor a royalty per case as provided in the agreement. All royalties due to the Licensor shall accrue upon the sale of the products, regardless of the time of collection by the Licensee.

NOTE 7 – CONCENTRATION OF SALES AND SEGMENTED DISCLOSURE

For the three months ended March 31, 2016 and the year ended December 31, 2015, the company's revenue was generated in the form of royalty income from a single license agreement. The company has operated in a single business segment, licensing their product to customers in the United States.

NOTE 8 – WARRANTS

In August 2015, the Company offered 790,000 shares of common stock at $0.10 per share, which included 790,000 warrants (1-for-1) exercisable at $0.50 per share of common stock, expiring in August 2017, carrying a term of 2 years. A summary of warrant activity is as follows:

	March 31, 2016		December 31, 2015	
	Shares	Exercise Price	Shares	Exercise Price
Outstanding, beginning of period	6,458,657	N/A	5,668,657	N/A
Warrants Issued	0	$0.50	790,000	$0.50
Warrants Exercised	0	N/A	0	N/A
Warrants Expired	0	N/A	0	N/A
Outstanding, end of period	6,458,657	N/A	6,458,657	N/A

If all the warrants are exercised, there would be 7,248,657 shares issued and outstanding, of which 4,634,657 will be registered in this offering. The shares underlying the warrants are not being registered.

The fair value of the Warrants, $6,569, has been determined using the Black Scholes model with the following assumptions: stock price $0.10, exercise price $.50, term (in years) 2, volatility 81%, annual rate of quarterly dividends 0.0%, discount rate 0.75%, present value stock ex-dividend $0.10, present value of exercise price $0.49, cumulative volatility 114%, proportion of stock present value 20.39%, proportion of exercise price present value -2.45%, call option value $0.01.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing date of these financial statements and has disclosed that there are no such events that are material to the financial statements to be disclosed.

f. SELECTED FINANCIAL INFORMATION

Not applicable.

g. SUPPLEMENTARY FINANCIAL INFORMATION

Not applicable.

h. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. We caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on our behalf. We disclaim any obligation to update forward-looking statements.

The independent registered public accounting firm's report on the Company's financial statements as of December 31, 2015, and for each of the years in the two-year period then ended, includes a "going concern" explanatory paragraph, that describes substantial doubt about the company's ability to continue as a going concern.

Our company holds a patent and several trademarks related to the "Pocket Shot," an innovative concept that provides the consumer with "grab & go" convenience. Alcoholic beverages have been packaged in attractive, user-friendly 50ml single serving bottle-shaped plastic stand-up pouch, and non-alcoholic energy drinks will be produced in the near future. They are easy to stow and use by pouring from a bottleneck spout, similar to a bottle, and are ideal for active lifestyles.

Our primary method of selling is through distributors using an agreement that provides a monthly royalty for us.

We had no operations prior to 2005. Though we had income in the years ended December 31, 2015 and 2014, our operating expenses were more than our net income during those periods. We have minimal cash, several intangible assets which consist of our patent, trademarks, business plan, relationships, and contacts, and some tangible assets of inventory, equipment, and machinery. We are lacking liquidity and need cash infusions from investors or shareholders to provide capital, or loans from any sources, none of which have been arranged nor assured.

Our plan of operations for the next 12 months is as follows:

MILESTONES

2nd Quarter 2016		Filing of Registration Statement
		Continued sales of product
3rd Quarter 2016		15c211 FINRA Filing pending SEC approval of the Registration Statement
		Raise additional capital through offering of common stock to support sales growth strategy
		Continued sales of product and revenues
4th Quarter 2016		Addition of New Revenue Streams through Licensing Deals
		Continued sales of product and revenues
1st Quarter 2017		Expansion of National Sales
		Continued sales of product and revenues

We will need substantial additional capital to support our continued operations. We have limited revenue from the sales of Pocket Shots to date. We have a small committed source of funds from accounts payable as of the date hereof. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, and could fail in business as a result of these uncertainties.

Results of Operations

For the Three Months Ended March 31, 2016 Compared to the Three Months Ended March 31, 2015

During the three months ended March 31, 2016, we recognized total revenues of $16,260 compared to $17,769 for the three months ended March 31, 2015. The decrease of $1,509 was a result of a decrease in sales of Pocket Shots.

During the three months ended March 31, 2016, we recognized a gross margin of $10,153 compared to $13,564 during the three months ended March 31, 2015. The decrease of $3,411 was due in part to the decrease in sales, as well as an increase of cost of sales of $1,902.

During the three months ended March 31, 2016, we recognized a net loss of $33,597 compared to a profit of $1,521 during the three months ended March 31, 2015. The decrease of $32,076 was a result of an increase in general and administrative, and travel expenses.

For the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

During the year ended December 31, 2015, we recognized total revenues of $100,550 compared to the year ended December 31, 2014 of $203,118. The decrease of $102,568 was a result of a decrease in royalty income from sales of Pocket Shots.

During the year ended December 31, 2015, we recognized a gross margin of $61,895 compared to $50,388 during the year ended December 31, 2014. The increase of $11,507 was a result of a decrease in the cost of sales of $114,075, which was partially attributable to bad inventory being written off.

During the year ended December 31, 2015, we recognized a net loss of $54,213 compared to $68,778 during the year ended December 31, 2014. The difference of $14,565 resulted from an increase of gross profits and a decrease in operating expenses of $3,058. Operating expenses included $64,472 in general and administrative expenses, $9,575 in sales incentives, $2,420 in advertising and promotion, $23,600 in travel and entertainment expenses, and $16,041 in depreciation expenses. General and administrative expenses increased $10,281, sales incentives increased $4,675, advertising and promotion decreased $9,272, travel and entertainment decreased $8,743, and depreciation increased $1.

LIQUIDITY

For the Three Months Ended March 31, 2016

At March 31, 2016, we have total current assets of $225,836 consisting of $130,351 in cash and cash equivalents, accounts receivables of $16,903 and inventory of $78,618. Current liabilities at March 31, 2016 were $3,234 and consisted of $19,58 in accounts payable and $1,276 in royalty payable to Mr. Bachmann. At March 31, 2016, we had working capital of $222,602.

During the three months ended March 31, 2016, we used $26,097 in cash for our operating activities. A net loss of $33,597 for the period was due largely to increased operating expenses.

There were no financing activities for the three months ended March 31, 2016.

We do not currently have any consulting agreements.

We do not currently have any outstanding debts, including promissory notes or other bank debt.

For the Year Ended December 31, 2015

At December 31, 2015, we have total current assets of $255,010 consisting of $156,412 in cash and cash equivalents, accounts receivables of $19,444 and inventory of $79,154. Current liabilities at December 31, 2015 were $2,821 and consisted of $1,958 in accounts payable and $863 in royalty payable to Mr. Bachmann. At December 31, 2015, we had working capital of $252,189.

During the year ended December 31, 2015, we had a positive sum of $39,811 in cash provided from our operating activities. A net loss of $54,213 for the period was reconciled by such non-cash items as $16,041 in depreciation, $72,722 in accounts receivable, $13,666, in inventory, and $26 in royalty payable to Mr. Bachmann. $15,000 was due to related parties at December 31, 2015.

During the year ended December 31, 2014, we used $68,951 in our operating activities. A net loss of $68,778 was reconciled for such non-cash items as $16,040 in depreciation and $19,421 in inventory.

During the year ended December 31, 2015, we used $0 in investing activities. During the year ended December 31, 2014, we used $0 in investing activities.

During the year ended December 31, 2015, $79,000 was received from financing activities through a private placement compared to $0 during the year ended December 31, 2014. During the years ended December 31, 2015, we issued 790,000 shares of our restricted common stock, compared to 0 shares during the year ended December 31, 2014. During the year ended December 31, 2015, we issued $0 in convertible promissory notes. During the year ended December 31, 2014, we issued $0 in convertible promissory notes to investors.

Amounts owed to related parties included in accounts payable totaled $1,958 and $1,958, royalty payable totaled $863 and $837, and amount due to related parties of $0 and $15,000 as of December 31, 2015 and 2014, respectively.

The board of directors has approved and granted Jarrold R. Bachmann an officer and shareholder, a $1.20 per case royalty on sales of Pocket Shot effective January 1, 2006. Royalty expense for the years ending December 31, 2015 and 2014 were $2,957 and $5,651 respectively.

Going Concern

We have only a very limited amount of cash and have incurred operating losses and limited cash flows from operations since inception. As of March 31, 2016 and December 31, 2015, we had retained deficit of $322,406 and $288,809 respectively and we will require additional working capital to fund operations through 2016 and beyond. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements included in this Form S-1 do not include any adjustments related to recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern. The audited financial statements included in the registration statement have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result if we cease to continue as a going concern.

Based on our financial history since inception, in their report on the financial statements for the period ended December 31, 2015, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. There is no assurance that any revenue will be realized in the future.

There can be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed or at all, or, if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund operations, we may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.

Short Term

On a short-term basis, we have not generated revenues sufficient to cover our growth oriented operations plan. Based on prior history, we may continue to incur losses until such a time that our revenues are sufficient to cover our operating expenses and growth oriented operations plan. As a result we may need additional capital in the form of equity or loans, none of which is committed as of this filing.

Capital Resources

We have only common stock as our capital resource, and our assets, cash and receivables.

We have no material commitments for capital expenditures within the next year, however, as operations are expanded substantial capital will be needed to pay for expansion and working capital.

Need for Additional Financing

We do not have capital sufficient to meet our growth plans. We have made equity and debt offerings in order to support our growth plans, to date, and may do so in the future.

No commitments to provide additional funds have been made by our management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to us to allow coverage of our expenses as they may be incurred.

CRITICAL ACCOUNTING POLICIES

<u>Use of Estimates</u>

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include estimated useful lives and potential impairment of property and equipment, estimate of fair value of share based payments and derivative instruments and recorded debt discount, valuation of deferred tax assets and valuation of in-kind contribution of services and interest.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2015 and December 31, 2014, the Company cash equivalents totaled $156,412 and $37,601 respectively. At March 31, 2016, the Company cash equivalents totaled $130,315.

Accounts Receivable

We record accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and is charged to income (expense) in the combined statements of operations. We calculate this allowance based on our history of write-offs, the level of past-due accounts based on the contractual terms of the receivables, and our relationships with, and the economic status of, our customers. As of March 31, 2016, and December 31, 2015 and 2014, an allowance for estimated uncollectible accounts was determined to be unnecessary.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment	3 years
Furniture and Equipment	5 years

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, "Earnings per Share". Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Revenue Recognition

We recognize revenue when the four revenue recognition criteria are met, as follows:

- *Persuasive evidence of an arrangement exists* – our customary practice is to obtain written evidence, typically in the form of a sales contract or purchase order;

- *Delivery* – when custody is transferred to our customers either upon shipment to or receipt at our customers' locations, with no right of return or further obligations, such as installation;

- *The price is fixed or determinable* – prices are typically fixed at the time the order is placed and no price protections or variables are offered; and

- *Collectability is reasonably assured* – we typically work with businesses with which we have a long standing relationship, as well as monitoring and evaluating customers' ability to pay.

Refunds and returns, which are minimal, are recorded as a reduction of revenue. Payments received by customers prior to our satisfying the above criteria are recorded as unearned income in the combined balance sheets.

Fair Value of Financial Instruments

The Company applies the accounting guidance under Financial Accounting Standards Board ("FASB") ASC 820-10, "Fair Value Measurements", as well as certain related FASB staff positions. This guidance defines fair value as the price that would be received from m selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact business and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The guidance also establishes a fair value hierarchy for measurements of fair value as follows:

- Level 1 - quoted market prices in active markets for identical assets or liabilities.

- Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company's financial instruments approximates their fair value as of December 31, 2015 and December 31, 2014, due to the short-term nature of these instruments.

Recent Accounting Pronouncements

In June 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-10, "Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation". The update removes all incremental financial reporting requirements from GAAP for development stage entities, including the removal of Topic 915 from the FASB Accounting Standards Codification. In addition, the update adds an example disclosure in Risks and Uncertainties (Topic 275) to illustrate one way that an entity that has not begun planned principal operations could provide information about the risks and uncertainties related to the company's current activities. Furthermore, the update removes an exception provided to development stage entities in Consolidations (Topic 810) for determining whether an entity is a variable interest entity-which may change the consolidation analysis, consolidation decision, and disclosure requirements for a company that has an interest in a company in the development stage. The update is effective for the annual reporting periods beginning after December 15, 2014, including interim periods therein. Early application with the first annual reporting period or interim period for which the entity's financial statements have not yet been issued (Public business entities) or made available for issuance (other entities). The Company adopted this pronouncement for the year ended December 31, 2014.

In June 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-12, "Compensation – Stock Compensation (Topic 718); Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period". The amendments in this ASU apply to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. For all entities, the amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this ASU either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this Update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This updated guidance is not expected to have a material impact on our results of operations, cash flows or financial condition. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In August 2014, the FASB issued Accounting Standards Update "ASU" 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this Update provide that guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

All other newly issued accounting pronouncements but not yet effective have been deemed either immaterial or not applicable.

i. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

j. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

k. DIRECTORS and EXECUTIVE OFFICERS

Name	Age	Position	Term
Jarrold R. Bachmann	68	Chief Executive Officer, President, and Director	Annual
Matthew Gregarek	36	Director	Annual

JARROLD R. BACHMANN – CHIEF EXECUTIVE OFFICER, PRESIDENT, AND DIRECTOR

Jarrold R. Bachmann, 68, from 1984 to present has been involved in the mergers and acquisition business and has founded several private and publicly traded companies. Since l994, he has also operated an agricultural company in South African involved in banana plantations, cattle operations and a game farm. From l991 - 2000 he was founder of American Home, Inc, a firm that developed and designed stenciled coir (coconut fiber) door mats and rugs which were hand made in India and sold throughout major US mail order and retail locations. For the past five years, Mr. Bachmann's principal occupation has been a private investor, as well as President and CEO of The Pocket Shot Company (since 2005).

Mr. Bachmann brings over 30 years of experience in mergers and acquisitions, private and publicly trade companies, and consumer goods to the leadership of the Company.

MATTHEW GREGAREK – DIRECTOR

Mr. Gregarek, 36, has more than ten years' experience working with small-market companies. During his career, Mr. Gregarek has completed over $1.5 billion in portfolio sale transactions; including private placement transactions, debt placements and loan participation sales. Mr. Gregarek founded Alternity Capital Management, LLC (ACM) in 2010, which specializes in providing alternative investments to the private sector that are non-correlated to the typical capital markets, mainly focusing in the automobile financial sector. He grew ACM to $15mm in assets under management, and has continued to work at ACM in financial management for the past six years. ACM is not a parent, subsidiary, or otherwise an affiliate of the Company.

Prior to founding ACM, Mr. Gregarek was the managing partner of Access Capital Investment Group, LLC, the manager of a privately funded auto acquisition company called Capex Acquisitions, LLC, where he specialized in portfolio management, business development, and investor relations. He helped grow Access Capital Investment Group to $20 million under management before selling all of his interest in Access Capital in May, 2010. Mr. Gregarek has been a director of The Pocket Shot Company since July 2, 2015.

Mr. Gregarek received a B.S. in finance from the University of Colorado.

Our officers and directors have other outside responsibilities. Mr Gregarek contributes up to 10 hours a week and Mr. Bachmann contributes up to 20 hours per week.

Conflicts of Interest – General.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of non-profit and for-profit organizations. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities.

Conflicts of Interest – Corporate Opportunities

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

l. EXECUTIVE AND DIRECTORS COMPENSATION

COMPENSATION

The following table sets forth the compensation paid to our officers and board members during the fiscal years ended December 31, 2015 and 2014. The table sets forth this information for our Company including salary, bonus, and certain other compensation to our Board members and named executive officers.

SUMMARY EXECUTIVES COMPENSATION TABLE

Name & Position	Year	Salary ($)	Bonus ($)	Stock Award ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Jarrold Bachmann, CEO (1)	FY 2015	$27,300	0	0	0	0	0	$2,957	$30,257
	FY 2014	$22,000	0	0	0	0	0	$5,651	$27,651
	FY 2013	0	0	0	0	0		$5,242	$5,242

(1) Mr. Bachmann has been Chief Executive Officer since inception. Mr. Bachmann does not receive a salary, but does receive consulting fees, which are reflected in the Salary column. Mr. Bachmann's other compensation comes from the royalties he receives on the cases of Pocket Shots sold.

OPTION/WARRANT GRANTS IN THE LAST FISCAL YEAR

For the year ended December 31, 2015, there were 790,000 warrants outstanding. The warrants are exercisable at $0.50 per share and expire in August 2017. The warrants underlying the shares are not being registered.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information concerning outstanding equity awards held by our Company's appointed executive officers for the fiscal years ended December 31, 2015 and 2014 (the "Named Executive Officers"):

	Option Awards					Stock awards			
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or others rights that have not vested ($)
Jarrold Bachmann, CEO (1) 2015	0	0	0	N/A	N/A	0	0	0	0
2014	0	0	0	N/A	N/A	0	0	0	0

DIRECTOR COMPENSATION

All of our officers and/or directors will continue to be active in other companies. All officers and directors have retained the right to conduct their own independent business interests.

We do not pay any fees to Directors for meeting attendance.

The following table sets forth certain information concerning compensation paid to our directors during the fiscal years ended December 31, 2015 and 2014:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Jarrold Bachmann (1) 2015	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$30,257	$30,257
2014	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ 27,651	$ 27,651
Matthew Gregarek (2) 2015	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Alfred Chidester (3) 2015	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
2014	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Barry Swenson (3) 2015	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
2014	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-

(1) Mr. Bachmann is also an officer of our Company and as such he receives the compensation as disclosed in the Executive Compensation Table. He does not receive payment for his services as a director.
(2) Mr. Gregarek became a director of the Company on July 2, 2015.
(3) Mr. Chidester and Mr. Swenson resigned as directors on July 2, 2015.

Employment Agreements with Officers and Directors of Our Company

We have no employment/consulting agreements as of December 31, 2015 with our key officers. Described below are the compensation packages our Board approved for our executive officers. The compensation agreements were approved by our board based upon recommendations conducted by the board.

Name	Position	Annual Compensation
Jarrold Bachmann	President, CEO & Director	$27,300 (1)
Matthew Gregarek	Director	$0

(1) On January 1, 2006, we entered into a royalty agreement with Jarrold Bachmann, to pay Mr. Bachmann a royalty with respect to sales of the Pocket Shot Pouch. Pocket Shot pays $1.20 to Mr. Bachmann with respect to each case of Pocket Shot Pouches (consisting of between 60 and 120 pouches per case) sold by Pocket Shot or its licensee(s). Beginning in 2016, Mr. Bachmann is being paid $3,000 per month as consulting fees.

m. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF JUNE 10, 2016

The following table sets forth information with respect to the beneficial ownership of our outstanding common stock by:

- each person who is known by us to be the beneficial owner of five percent (5%) or more of our common stock;
- Our Chief Executive Officer and each director as identified in the "Management — Executive Compensation" section; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this document into shares of our common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information below is based on the number of shares of our common stock that we believe was beneficially owned by each person or entity as of June 10, 2016.

Name and Address of Beneficial Owner *	Amount and Nature of Beneficial Owner	Percent of Class Pre-Offering (1)	Percent of Class Post-Offering (2)
Jarrold R. Bachmann, Chief Executive Officer and Director	1,240,000	19.20%	15.36%
Matthew D. Gregarek, Director	1,000,000	15.483%	12.39%
James R. Sjoerdsma	500,000	7.742%	0.0%
All Directors and Executive Officers as a group (2 persons)	2,240,000	34.68%	27.75%

*The Address for the above individuals is c/o 32950 Inverness Dr., Evergreen, CO 80439.

(1) Based upon 6,458,657 shares issued and outstanding.
(2) Based upon 6,458,657 shares of issued and outstanding common stock post-offering.

Rule 13d-3 under the Securities Exchange Act of 1934 governs the determination of beneficial ownership of securities. That rule provides that a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security. Rule 13d-3 also provides that a beneficial owner of a security includes any person who has the right to acquire beneficial ownership of such security within sixty days, including through the exercise of any option, warrant or conversion of a security. Any securities not outstanding which are subject to such options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

n. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, PROMOTERS AND CONTROL PERSONS

Other than the transactions discussed below, we have not entered into any transaction nor is there any proposed transactions in which any of the founders, directors, executive officers, shareholders or any members of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

Issuance of Equity

During the year ended December 31, 2015, officers and directors of our Company have not been issued any options and/or warrants in connection with their services to our Company. Our officers and directors hold equity in the form of common stock as set forth in the table below:

Name	Type of Equity	Number of Shares	Value (1)
Jarrold Bachmann	Common Stock	1,240,000	$28,148
Matthew Gregarek	Common Stock	1,000,000	$25,000
Alfred Chidester (2)	Common Stock	100,000	$2,270
Barry Swenson (3)	Common Stock	100,000	$2,270

(1) The value is estimated based on the date the Common Stock was obtained.
(2) Mr. Chidester was Secretary and a director from inception until July 2, 2015.
(3) Mr. Swenson was Vice President and a director from inception until July 2, 2015.

Issuance of Debt

In 2006, the company accrued the cost of advertising and promotional services provided by a shareholder in the amount of $15,000. The resulting advance was due on demand and was non-interest bearing, and was paid in the year ended December 31, 2015.

Royalty License with Jarrold R. Bachmann

The board of directors has approved and granted Jarrold R. Bachmann an officer and shareholder, a royalty of approximately $1.20 per case of Pocket Shot sold, effective January 1, 2006. Royalty expense for the three months ended March 31, 2016 and the year ended December 31, 2015 were $413 and $2,957 respectively.

Consulting Services

Consulting services are provided by Mr. Bachmann, CEO, director, and a shareholder. For the three months ended March 31, 2016 and the year ended December 31, 2015, fees for these services amounted to $6,000 and $27,300 respectively.

Director Independence

Our board of directors undertook its annual review of the independence of the directors and considered whether any director had a material relationship with us or our management that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, the board of directors affirmatively determined that none of our directors are "independent" as such term is used under the rules and regulations of the Securities and Exchange Commission.

ITEM 11A. MATERIAL CHANGES

None.

ITEM 12. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and the exhibits filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You can read our SEC filings, including the registration statement, over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Additionally, you can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

EXPERTS

The financial statements as of December 31, 2015 and 2014 and for the years then ended have been so included in reliance on the report of BF Borgers CPA PC, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus. We incorporate by reference the documents listed as exhibits to the document in Item 16.

ITEM 12A. DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Colorado Revised Statutes require us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The statutes permit a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of us and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

The Colorado Revised Statutes prohibit indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Colorado Revised Statutes may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Colorado Revised Statutes also provide that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

According to our bylaws, we are authorized to indemnify our directors to the fullest extent authorized under Colorado Law subject to certain specified limitations.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

[OUTSIDE BACK COVER PAGE OF PROSPECTUS]
Dealer Prospectus Delivery Requirements

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until _____________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus is August 15, 2016.

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PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We have expended, or will expend fees in relation to this registration statement as detailed below:

Expenditure Item	Amount
Attorney Fees	$35,000
Audit Fees	$25,000
Transfer Agent Fees	$2,000
SEC Registration and Blue Sky Registration fees (estimated)	$3,000
Printing Costs and Miscellaneous Expenses (estimated)	$5,000
Total	**$50,000**

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Colorado Revised Statutes and the bylaws.

Under the Colorado Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit the directors' immunity. Excepted from that immunity are: (a) in connection with a matter in which the director was acting in an official capacity with the corporation, that such conduct was not in the corporation's best interests; and in all other cases not in an official capacity, that such conduct was opposed to the corporation's best interests; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that it will indemnify the directors to the fullest extent not prohibited by Colorado law.

Our bylaws provide that it will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of us, or is or was serving at the request of us as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such

proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

Our bylaws provide that upon written request, advances shall be made by us to an officer or director in any action, suit or proceeding, whether civil, criminal, administrative or investigative.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

During the period of January 1, 2013 through December 31, 2015, we have made unregistered sales or issuances of securities as set forth below.

DATE OF ISSUANCE	TITLE OF SECURITIES	NO. OF SHARES	CONSIDERATION	CLASS OF PURCHASER
January 1, 2006	Common Stock	4,400,000	Founders Conversion of LLC Units to Common Stock	Founders
January 1, 2006	Common Stock	543,657	Conversion of LLC Units to Common Stock	Officers, Directors, Contractors and Employees; Business Associates; Accredited Investors
2006	Common Stock	675,000	$337,500	Accredited Investors
June 22, 2009	Common Stock	50,000	Accounting Services	Officers, Directors, Contractors and Employees
September 2015	Common Stock	790,000	$79,000	Accredited Investors

* Some of the share certificates were not issued until after this date, although the share exchange occurred on January 1, 2006.

Exemption From Registration Claimed

All of the above sales by our Company of its unregistered securities were made by our Company in reliance upon Rule 506 of Regulation D and Section 4(2) at such time (and now 4(a)(5)) of the Securities Act of 1933, as amended (the "'33 Act"). All of the individuals and/or entities that purchased the unregistered securities were primarily existing shareholders, known to our Company and its management, through pre-existing business relationships, as long standing business associates and employees. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of our Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to our Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Number	Description	
3.1	Articles of Incorporation of The Pocket Shot Company	(1)
3.2	Bylaws of The Pocket Shot Company	(1)
5.1	Opinion re: Legality	Filed Herewith
10.1	Frank-Lin License Agreement	(2)
10.2	Frank-Lin License Agreement Amendment	(2)
10.3	PS Ventures, Inc. License Agreement	(2)
10.4	Jarrold Bachmann Royalty Agreement	(2)
10.5	Frank-Lin License Agreement Amended Appendices	(2)
23.1	Consent of Attorney	Filed Herewith
23.2	Consent of Independent Registered Public Accounting Firm	Filed Herewith
99.1	United States Patent (US D533,462 S)	(1)
99.2	United States Trademark – Pocket Shot	(1)
99.3	United States Trademark – Pocketshot	(1)
99.4	United States Trademark – Pocket Shot Energy	(1)
99.5	Canada Trademark – Pocket Shot	(1)
99.6	Mexico Trademark – Pocket Shot	(1)
99.7	Mexico Trademark – Pocketshot	(1)
99.8	European Union Trademark – Pocket Shot	(1)
99.9	Australia Trademark – Pocket Shot	(1)
99.10	Costa Rica Trademark – Pocket Shot	(1)

(1) Incorporated by reference from the exhibits included in the Company's Registration Statement No. 333-212055 on Form S-1 filed with the Securities and Exchange Commission (www.sec.gov), dated June 16, 2016.

(2) Incorporated by reference from the exhibits included in the Company's Registration Statement No. 333-212055 on Form S-1 filed with the Securities and Exchange Commission (www.sec.gov), dated July 28, 2016.

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Deleted: (1)

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ITEM 17. UNDERTAKINGS

We hereby undertake the following:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the Offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of the directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of the directors, officers, or controlling persons in connection with the securities being registered, we will unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

For determining liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Evergreen, State of Colorado, on August 15, 2016.

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THE POCKET SHOT COMPANY

______________________ Jarrold R. Bachmann Chief Executive Officer and Principal Executive Officer Interim Chief Financial Officer Principal Accounting Officer	August 15, 2016

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In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

______________________ Jarrold R. Bachmann, Chairman of the Board Principal Executive Officer Interim Chief Financial Officer Principal Accounting Officer	August 15, 2016
______________________ Matthew D. Gregarek, Director	August 15, 2016

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EXHIBIT 5.1
EXHIBIT 23.1

Michael A. Littman
Attorney at Law
P.O. Box 1839
Arvada, CO 80001
720-530-6184
malattyco@aol.com

August 15, 2016

The Pocket Shot Company
32950 Inverness Dr.,
Evergreen, CO 80439

Re: Registration Statement on Form S-1 for common shares of The Pocket Shot Company

Gentlemen:

At your request, I have examined the Registration Statement which is being filed with the Securities and Exchange Commission ("SEC"), on Form S-1 (the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of:

a.   4,634,657 shares held by existing shareholders.

In rendering the following opinion, I have examined and relied only upon the documents, and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and not others:

a. Articles of Incorporation of the Company, as amended to date;

b. Bylaws of the Company, as amended to date; and

c. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the stock.

I have not undertaken, nor do I intend to undertake, any independent investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

Based on the foregoing, it is my opinion that the stock being registered under the Registration Statement, as issued, is and will be duly and validly authorized, fully paid and non-assessable under Colorado Revised Statutes.

I express no opinion as to compliance with the Securities Acts or "blue sky" laws of any state in which the stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have on the validity of transfer of the stock.

I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the stock described in the Registration Statement in connection with the offering described therein.

This opinion covers only matters of Colorado law and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Registration Statement.

Sincerely,

/s/Michael A. Littman

Michael A. Littman

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Form S-1 Registration Statement of The Pocket Shot Company of our report dated June 13, 2016 on our audit of the financial statements of The Pocket Shot Company as of and for the years ended December 31, 2015 and 2014 and the related statement of operations, stockholders' equity (deficit) and cash flow for the years or periods then ended, and the reference to our firm in the Registration Statement.

/s/ BF Borgers CPA PC

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BF Borgers CPA PC
Lakewood, CO
August 15, 2016